Exhibit 99.1

First Quarter 2014 results

Report to Shareholders

First quarter financial measures:
EARNINGS PER SHARE (DILUTED) $1.32	NET INCOME $1,709 MILLION	RETURN ON EQUITY 15.4%	INCREASE IN QUARTERLY DIVIDEND TO 64 CENTS PER COMMON SHARE

Scotiabank reports first quarter earnings of $1.7 billion and increases dividend

Toronto, March 4, 2014 – Scotiabank today reported first quarter net income of $1,709 million compared with net income of $1,605 million in the same period last year and $1,676 million last quarter. Diluted earnings per share were $1.32 compared to $1.24 in the same period a year ago and $1.29 last quarter. Return on equity was 15.4% compared to 16.8% last year and 15.8% last quarter. Net income and diluted earnings per share both grew by 6.5%.

“We are pleased to report good results to start the year,” said Brian Porter, Scotiabank President and CEO. “Strong top-line revenue growth reflects the success of the Bank’s highly diversified business model. We continue to invest in all of our businesses with a particular focus on optimizing our customers’ experience.

“Canadian Banking had a good first quarter with net income of $575 million driven by continued strong top-line revenue growth. All of our retail and commercial businesses continue to perform well. We achieved double digit growth in both credit card and automotive lending volumes. Provisions for credit losses increased modestly from the low levels of last year.

“International Banking had a solid quarter with earnings of $401 million. Growth in both assets and deposits was strong across all key markets, particularly in Latin America and Asia. Results were, however, down slightly compared to last year due mainly to lower margins. The margins have now stabilized and improved from last quarter. Credit quality was stable with the provision for credit loss ratio remaining in line with last year.

“Global Wealth & Insurance had a strong first quarter with earnings of $327 million from broad-based results across all businesses. Growth in wealth management was driven by strong net sales, favourable market conditions and recent acquisitions.

“Global Banking & Markets reported net income of $339 million. While Corporate lending and investment banking saw good gains, particularly in Canada, our capital markets performance was lower than last year almost entirely due to the fixed income business.

“Our capital position continues to be very strong with a Common Equity Tier 1 ratio rising to 9.4% on an all-in basis. The Bank’s high quality capital levels and strong earnings allowed the Bank to increase its quarterly dividend by 2 cents to 64 cents per share.

“Our operations in emerging markets are an important long-term growth story for Scotiabank. We have deliberately chosen to invest in stable Latin American economies such as Chile, Peru, Colombia, and Mexico. We believe that the likelihood of sustainable, higher growth in these select emerging markets remains strong and our businesses are performing well.

“We are pleased with the good start to the year and we are focused on continuing to invest in our businesses, managing our expense growth prudently and delivering consistent and predictable earnings.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 72 for details.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended
(Unaudited)	January 31 2014	October 31 2013	(1)	January 31 2013	(1)
Operating results ($ millions)
Net interest income	3,005	2,874		2,767
Net interest income (TEB(2))	3,008	2,877		2,771
Non-interest revenue	2,640	2,526		2,404
Non-interest revenue (TEB(2))	2,717	2,600		2,474
Total revenue	5,645	5,400		5,171
Total revenue (TEB(2))	5,725	5,477		5,245
Provision for credit losses	356	321		310
Operating expenses	3,105	2,977		2,828
Provision for income taxes	475	426		428
Provision for income taxes (TEB(2))	555	503		502
Net income	1,709	1,676		1,605
Net income attributable to common shareholders	1,607	1,567		1,491
Operating performance
Basic earnings per share ($)	1.33	1.30		1.26
Diluted earnings per share ($)	1.32	1.29		1.24
Adjusted diluted earnings per share(2) ($)	1.34	1.31		1.26
Return on equity(2) (%)	15.4	15.8		16.8
Productivity ratio (%) (TEB(2))	54.2	54.4		53.9
Core banking margin (%) (TEB(2))	2.35	2.31		2.29
Financial position information ($ millions)
Cash and deposits with financial institutions	55,321	53,338		53,120
Trading assets	112,975	96,489		104,493
Loans	414,821	402,215		388,697
Total assets	782,835	743,644		736,475
Deposits	539,599	518,061		514,817
Common equity	42,357	40,165		35,934
Preferred shares	3,834	4,084		4,384
Assets under administration(2)	393,059	377,766		352,073
Assets under management(2)	153,289	145,470		130,576
Capital measures
Common Equity Tier 1 ratio (%)	9.4	9.1		8.2
Tier 1 capital ratio (%)	11.2	11.1		10.3
Total capital ratio (%)	13.5	13.5		13.5
Assets-to-capital multiple	17.4	17.1		17.3
Risk-weighted assets ($ millions)	302,070	288,246		280,061
Credit quality
Net impaired loans ($ millions)(3)	1,833	1,808		1,934
Allowance for credit losses ($ millions)	3,361	3,273		3,105
Net impaired loans as a % of loans and acceptances(3)	0.43	0.44		0.49
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.34	0.31		0.32
Common share information
Share price ($) (TSX)
High	66.75	64.10		59.20
Low	60.56	57.35		52.30
Close	61.10	63.39		58.65
Shares outstanding (millions)
Average – Basic	1,209	1,204		1,186
Average – Diluted	1,217	1,210		1,204
End of period	1,215	1,209		1,192
Dividends per share ($)	0.62	0.62		0.57
Dividend yield(4) (%)	3.9	4.1		4.1
Market capitalization ($ millions) (TSX)	74,226	76,612		69,896
Book value per common share ($)	34.87	33.23		30.15
Market value to book value multiple	1.8	1.9		1.9
Price to earnings multiple (trailing 4 quarters)	11.7	12.3		11.0
Other information
Employees	83,572	83,874		82,618
Branches and offices	3,322	3,330		3,392
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3 in the condensed interim consolidated financial statements). Capital measures for 2013 have not been restated for the new IFRS standards as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share prices for the period.

2    Scotiabank First Quarter Report 2014

Contents

4	Notable Business Highlights
5	Management’s Discussion and Analysis
7	Group Financial Performance and Financial Condition
	7	Financial results
	9	Risk management
	22	Financial position
	22	Capital management
	24	Common dividend
	24	Financial instruments

	24	Selected credit instruments – publicly known risk items
	25	Off-balance sheet arrangements
	25	Regulatory developments
26	Accounting Policies and Controls
	26	Accounting policies and estimates
	27	Future accounting developments
	27	Changes in internal control over financial reporting
	27	Related party transactions

27	Economic outlook
28	Business Segment Review
35	Quarterly Financial Highlights
36	Share Data
37	Condensed Interim Consolidated Financial Statements (unaudited)
43	Notes to the Condensed Interim Consolidated Financial Statements
72	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2013 Annual Report under the headings “Overview – Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2013 Annual Report, as updated in this document); the effect of applying future accounting changes (see “Controls and Accounting Policies – Future accounting developments” in the Bank’s 2013 Annual Report, as updated in this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 60 of the Bank’s 2013 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the headings “Overview – Outlook”, as updated in this document; and for each business segment “Outlook”. These “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2014    3

Q1 2014 Notable Business Highlights

Serving customers

•

Scotiabank launched the Canadian Income Equity Powered GIC (EPGICs) providing customers with an annual minimum guaranteed return, plus the potential to earn additional annual returns linked to the performance of an underlying basket of shares. The GIC principal is eligible for deposit insurance with the Canada Deposit Insurance Corporation (CDIC).

•

Scotiabank introduced the Guaranteed Income Optimizer (GIO) which is a GIC providing a flexible solution to support customers’ need for income, especially in retirement. Once a term and a payment schedule are selected, customers receive guaranteed, stable and predictable payments from non-registered or TFSA investments. The GIO is CDIC eligible with 100% principal protection.

•

Scotiabank is acting as exclusive financial advisor to Fortis Inc. on its acquisition of UNS Energy Corporation for approximately U.S. $4.3 billion. Scotiabank underwrote U.S. $2 billion in committed credit facilities for Fortis, provided the bridge facility and acted as Bookrunner on U.S. $1.8 billion of mandatory exchangeable installment receipts. The transaction is expected to close by the end of 2014.

•	In December 2013, Scotiabank completed the integration of Crédito Familiar in Mexico, a 235-branch, 2,300-employee operation focused on the Consumer and Micro Finance segment.
•

Twelve new Global Asset Management products were launched, including five new products in Canada, six new products across our Latin American and Caribbean markets, and Scotiabank’s first fund with our joint venture with the Bank of Beijing.

•

Scotiabank is acting as financial advisor to Talisman Energy Inc. on the sale of a majority of its Montney shale gas position to a subsidiary of Malaysia’s state-owned oil company, Petroliam Nasional Berhad (PETRONAS), for an aggregate cash consideration of $1.5 billion. The transaction is expected to close by the end of the second quarter 2014.

Recognized for success

•	Scotiabank Mutual Funds were recognized at the 2013 Fundata FundGrade A+ Awards with three A+ awards for Scotia Dividend Balanced Fund, Scotia Global Balanced Fund, and Scotia Nasdaq Index Fund.
•

For the second year in a row, Scotiabank won the Global Finance Award for Best Consumer Internet Bank in North America. Scotiabank also swept the regional sub-category for Best in Mobile Banking, Online Deposit, Credit & Investment Offerings, Web Site Design and Integrated Consumer Bank Site.

•	Scotiabank won Best Foreign Exchange (FX) Provider in Canada for the 10th consecutive year and in Jamaica for the 6th consecutive year.
•

The Ministry of Labour and Social Welfare in Mexico awarded Scotiabank Mexico a “Gender Equality in the Workplace” certification, and for the third consecutive year, Great Places to Work ranked Scotiabank’s gender equality amongst the best in Mexico.

Scotiabank’s Bright Future program in action

•

Scotiabank and the Martin Aboriginal Education Initiative launched the on-reserve Aboriginal Youth Entrepreneurship Program (AYEP) at Kainai High School on the Blood Tribe reserve in Alberta. The program offers grade 11 and 12 students hands-on learning opportunities, including business skills, financial literacy and marketing, as well as an entrepreneurial experience.

•

Scotiabank became the official sponsor of the Asociación Nacional de Fútbol Profesional in Chile. The agreement is a major milestone in the development of the most popular sport in Chile and includes the sponsorship of two amateur leagues, a series of youth coaching clinics and a kids’ tournament with prominent local football players.

4    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. The economic equity methodology, models and assumptions are updated annually and applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Regulatory capital ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other

Scotiabank First Quarter Report 2014    5

MANAGEMENT’S DISCUSSION & ANALYSIS

banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended
TEB Gross up ($ millions)	January 31 2014	October 31 2013	July 31 2013	April 30 2013	January 31 2013
Net interest income	$3	$3	$5	$3	$4
Other operating income	77	74	74	79	70
Total revenue and provision for taxes	$80	$77	$79	$82	$74

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

6    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	March 4, 2014

Financial results

The Bank’s net income for the first quarter was $1,709 million compared to $1,605 million in the same period last year and $1,676 million last quarter. Diluted earnings per share were $1.32, compared to $1.24 in the same period a year ago and $1.29 last quarter. Return on equity was at 15.4%, compared to 16.8% last year and 15.8% last quarter.

Impact of new IFRS standards

The Bank has retrospectively adopted new IFRS standards and amendments effective November 1, 2013. For an overview of the impacts of the adoption of new and amended IFRS standards, including a description of accounting policies selected, please refer to Note 3 starting on page 43 in the condensed interim consolidated financial statements.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items.

($ millions)	For the three months ended
	January 31, 2014 vs. January 31, 2013	January 31, 2014 vs. October 31, 2013
U.S./Canadian dollar exchange rate (average)
January 31, 2014	$0.936	$0.936
October 31, 2013		$0.964
January 31, 2013	$1.007
% change	(7.0)%	(2.9)%
Impact on income:
Net interest income	$53	$34
Net fee and commission revenues	25	16
Other operating income(1)	9	12
Operating expenses	(39)	(29)
Other items (net of tax)	(12)	(11)
Net income	$36	$22
Earnings per share (diluted)	$0.03	$0.02

Impact by business line:
Canadian Banking	$3	$2
International Banking(1)	7	(4)
Global Wealth & Insurance	5	4
Global Banking & Markets	13	6
Other(1)	$8	$14
(1)	Includes the impact of foreign currency hedges.

Q1 2014 vs Q1 2013

Net income

The Bank’s net income was $1,709 million in the first quarter, an increase of $104 million or 6% from the same period a year ago. The year-over-year increase was attributable to higher net interest income, growth in fee and commission revenue in wealth management and banking services, increased net gains on investment securities and the favourable impact of foreign currency translation. These increases were partly offset by higher operating expenses, provisions for credit losses and the impact of a higher effective income tax rate.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,725 million, up $480 million or 9% from the same quarter last year. Adjusting for the positive impact of foreign currency translation, revenue grew by 7%. The year-over-year increase was due to higher net interest income, increased banking and wealth management fees, higher net gains on investment securities and the contribution from recent acquisitions. These increases were partly offset by lower trading revenue and lower income from associated corporations.

Net interest income

This quarter’s net interest income (on a taxable equivalent basis) of $3,008 million was $237 million or 9% higher than the same quarter last year. This increase was attributable to asset growth primarily in business lending, residential mortgages and personal loans and the positive impact of foreign currency translation. As well, the core banking margin was 2.35%, up from 2.29% last year.

The increase in the margin was primarily from wider margins in Canadian Banking and lower funding and liquidity costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. Partly offsetting was margin compression in Global Banking & Markets and International Banking.

Net fee and commission revenues

Net fee and commission revenues of $1,891 million were $238 million or 14% higher than the same period last year. The increase was broad-based across most categories with strong increases in underwriting revenues, solid contributions from recent acquisitions, as well as the positive impact of foreign currency translation.

Other operating income

Other operating income (on a taxable equivalent basis) was $826 million in line with the same quarter last year. Higher net

Scotiabank First Quarter Report 2014    7

MANAGEMENT’S DISCUSSION & ANALYSIS

gains on investment securities were offset by lower trading revenue and income from associated corporations.

Provision for credit losses

The provision for credit losses was $356 million this quarter, up $46 million from the same period last year. The year-over-year increase was due to higher provisions in Canadian Banking and International Banking. Further discussion on credit risk is provided on page 9.

Operating expenses and productivity

Operating expenses were $3,105 million this quarter, up from $2,828 million or 10% from the same quarter last year. Adjusting for the negative impact of foreign currency translation and acquisitions, expenses grew by 7%. Adjusting further for timing and hedging impacts on performance-based and stock-based compensation, as well as a presentation change of certain revenues and expenses in Global Wealth & Insurance, the underlying expense growth was 5%. The year-over-year increase was broad-based to support growth. Higher remuneration expenses reflect increased staffing levels, annual salary raises and higher performance-based compensation. As well, technology related and advertising costs rose to support business growth initiatives.

The productivity ratio was 54.2% this quarter, compared to 53.9% for the same quarter last year, reflecting a negative operating leverage of 0.6%.

Taxes

The effective tax rate for this quarter was 21.7%, up from 21.1% in the first quarter last year. The increase was primarily due to lower foreign tax recoveries in the current quarter.

Q1 2014 vs Q4 2013

Net income

Net income was $1,709 million, up $33 million or 2% from the fourth quarter. The increase was due primarily to higher net interest income from asset growth, stronger underwriting revenues, increased net gains on investment securities and the positive impact of foreign currency translation. These increases were partly offset by higher operating expenses, the impact of a higher effective income tax rate and increased provisions for credit losses.

Total revenue

Total revenue (on a taxable equivalent basis) of $5,725 million was $248 million or 5% higher quarter over quarter. Adjusting for the positive impact of foreign currency translation, revenue grew by 3%. The increase in total revenue was primarily from higher net interest income, strong underwriting revenues, growth in banking and wealth management fees and higher net gains on investment securities.

Net interest income

Net interest income (on a taxable equivalent basis) was $3,008 million, up $131 million or 5% from the previous quarter. This increase was driven by asset growth in retail and commercial lending in International Banking along with the positive impact of foreign currency translation. The core banking margin at 2.35% was up from 2.31% last quarter.

The increase in the core banking margin was a result of higher margins in Canadian Banking and International Banking and lower funding and liquidity costs as maturing high-rate debentures and deposits were replaced with funding at lower current rates. This was partly offset by the impact of higher volumes of low-spread deposits with financial institutions.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,891 million was up $108 million or 6%. The increase was due mainly to higher mutual fund fees from growth in assets under management and assets under administration and improved financial markets. Underwriting revenues and banking fees were also higher.

Other operating income

Other operating income (on a taxable equivalent basis) was $826 million, up slightly from the prior quarter. Higher gains on investment securities were mostly offset by lower trading revenues. In addition, last quarter included a gain from the sale of a non-strategic business.

Provision for credit losses

The provision for credit losses was $356 million, up $35 million from the prior quarter. The quarter-over-quarter increase in provisions was due primarily to higher provisions in Canadian Banking and International Banking. Further discussion on credit risk is provided on page 9.

Operating expenses and productivity

Compared to the fourth quarter, operating expenses were up $128 million or 4%. Adjusting for the negative impact of foreign currency translation, expenses grew by 3%. The increase was due primarily to higher stock-based compensation cost from the seasonal impact of vesting of grants awarded. Pension and other benefit costs were also up, mostly reflecting the seasonal impact of payroll taxes. These increases were partly offset by lower expenses in almost all of the other expense categories.

The productivity ratio was 54.2%, compared to 54.4% in the previous quarter.

8    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

The effective tax rate this quarter increased to 21.7% from 20.3% in the prior quarter due to higher taxes in foreign jurisdictions in the current quarter.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 60 to 82 of the 2013 Annual Report.

Credit risk

Provision for credit losses

Q1 2014 vs Q1 2013

The provision for credit losses was $356 million this quarter, compared to $310 million in the same period last year.

The provision for credit losses was $134 million in Canadian Banking, up from $118 million in the same quarter last year, mostly due to higher provisions in retail portfolios entirely due to volume growth. Commercial provisions were also higher.

The provision for credit losses was $219 million in International Banking, compared to $186 million in the same period last year. Higher retail provisions in Mexico and commercial provisions in Colombia were somewhat offset by lower provisions in the Caribbean.

Global Banking & Markets’ provision for credit losses was $3 million this quarter, compared to $5 million in the same quarter last year.

Q1 2014 vs Q4 2013

The provision for credit losses was $356 million this quarter, compared to $321 million in the previous quarter.

The provision for credit losses was $134 million in Canadian Banking, up from $116 million in the previous quarter due to higher provisions in retail portfolios and, to a lesser extent, in commercial portfolios.

The provision for credit losses was $219 million in International Banking this quarter, up from $207 million in the previous quarter. Higher retail provisions in Mexico and commercial provisions in Colombia were somewhat offset by lower commercial provisions in the Caribbean.

Global Banking & Markets’ provision for credit losses was $3 million this quarter, compared to a net recovery of $2 million in the prior quarter.

Allowance for credit losses

Total allowance for credit losses was $3,245 million as at January 31, 2014 (excluding $116 million of allowance covered by FDIC guarantees related to R-G Premier Bank of Puerto Rico) compared to $3,165 million as at October 31, 2013 (excluding $108 million related to R-G Premier Bank). In addition, the allowance for off-balance-sheet credit risks classified as other liabilities remained at $184 million.

The total allowance for credit losses includes allowances of $1,272 million related to performing loans as at January 31, 2014, unchanged from October 31, 2013. The allowance for credit losses related to impaired loans was $1,973 million compared to $1,893 million as at October 31, 2013.

In Canadian Banking, the allowance increased to $657 million from $655 million as at October 31, 2013.

In International Banking, the allowance for credit losses increased $89 million to $1,263 million with new allowances primarily in Latin America.

Global Banking & Markets had an allowance of $48 million, down $12 million from October 31, 2013 due to write-offs and recoveries, partially offset by new provisions on certain U.S. exposures.

Impaired loans

Total gross impaired loans as at January 31, 2014, were $3,806 million, up $105 million from October 31, 2013. The increase in the International Banking portfolios, due mainly to the impact of foreign currency translation, was partially offset by a decrease in Global Banking & Markets and Canadian Banking portfolios.

Total net impaired loans as at January 31, 2014 were $1,833 million, up $25 million from $1,808 million as at October 31, 2013.

Net impaired loans in Canadian Banking were $337 million, down from $357 million as at October 31, 2013, primarily due to reductions in the commercial portfolios.

International Banking’s total net impaired loans increased to $1,356 million from $1,274 million as at October 31, 2013, due to increases in both the retail and commercial portfolios.

In Global Banking & Markets, total net impaired loans decreased to $130 million at the end of this quarter, compared to $166 million at the end of last year.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

Scotiabank First Quarter Report 2014    9

MANAGEMENT’S DISCUSSION & ANALYSIS

On the Bank’s acquisition of Banco Colpatria, to arrive at the fair value, an aggregate credit mark adjustment of $549 million was established (incurred loss mark of $385 million and, a future expected loss mark of $164 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition.

For individually assessed loans, the incurred loss mark of $115 million established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition, are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. As at the end of January 31, 2014, the remaining credit mark adjustment was $61 million (October 31, 2013 – $67 million).

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine losses at the date of acquisition. The portfolio approach resulted in both an incurred loss mark of $270 million and a future expected loss mark of $164 million. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio, and an increase in expected cash flows will result in a recovery in provision for credit losses in the Consolidated Statement of Income. Any cash flows lower than expected will result in additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans amortizes down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the acquired loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A charge is recorded if the actual losses exceed the amortized amounts. As at January 31, 2014, on the loans that are not individually assessed, the remaining incurred loss mark and future expected loss mark was $57 million and $35 million, respectively (October 31, 2013 – $80 million and $57 million).

On the Bank’s acquisition of ING DIRECT, to arrive at the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million) relating to $13.9 billion of uninsured loans. There were no loans acquired at a deep discount within the purchased loan portfolio. As at the end of January 31, 2014, the remaining incurred loss mark and future expected loss mark were $6 million and $22 million (October 31, 2013 – $7 million and $23 million), respectively.

10    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of loan portfolio – Top and emerging risk

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2014, these loans amounted to $289 billion or 67% of the Bank’s total loans and acceptances outstanding (October 31, 2013 – $286 billion or 69%). Of these, $230 billion or 80% are real estate secured loans (October 31, 2013 – $228 billion or 81%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2014
	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$7,216	3.8%	$4,754	2.5%	$11,970	6.3%	$2	–%	$1,293	6.9%	$1,295	6.9%
Quebec	8,163	4.3	7,689	4.1	15,852	8.4	1	–	1,032	5.5	1,033	5.5
Ontario	50,739	26.9	43,490	23.0	94,229	49.9	4	–	9,142	49.0	9,146	49.1
Manitoba & Saskatchewan	4,583	2.4	3,398	1.8	7,981	4.2	2	–	882	4.8	884	4.7
Alberta	17,474	9.3	11,252	6.0	28,726	15.3	4	0.1	3,151	16.9	3,155	17.0
British Columbia & Territories	15,089	8.0	14,928	7.9	30,017	15.9	1	–	3,130	16.8	3,131	16.8
Canada	$103,264	54.7%	$85,511	45.3%	$188,775	100%	$14	0.1%	$18,630	99.9%	$18,644	100%
International	–	–	22,287	100	22,287	100	–	–	–	–	–	–
Total	$103,264	48.9%	$107,798	51.1%	$211,062	100%	$14	0.1%	$18,630	99.9%	$18,644	100%
	As at October 31, 2013
Canada	$103,236	54.6%	$85,701	45.4%	$188,937	100%	$15	0.1%	$18,666	99.9%	$18,681	100%
International	–	–	20,928	100	20,928	100	–	–	–	–	–	–
Total	$103,236	49.2%	$106,629	50.8%	$209,865	100%	$15	0.1%	$18,666	99.9%	$18,681	100.0%

(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2014
	Residential mortgages by amortization
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	34.3%	31.2%	25.7%	8.7%	0.1%	100%
International	64.5%	21.5%	12.4%	1.3%	0.3%	100%
	As at October 31, 2013
Canada	34.3%	29.4%	26.6%	9.5%	0.2%	100%
International	64.5%	21.2%	12.9%	1.1%	0.3%	100%

Scotiabank First Quarter Report 2014    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 45% uninsured (October 31, 2013 – 45%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 57% (October 31, 2013 – 57%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit under the Scotia Total Equity Plan, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended January 31, 2014
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	68.1%	62.6%
Quebec	62.3	65.4
Ontario	62.6	62.3
Manitoba & Saskatchewan	67.1	62.2
Alberta	65.8	66.5
British Columbia & Territories	59.3	58.9
Canada	63.0%	62.3%
International	69.6%	N/A
	For the three months ended October 31, 2013
Canada	63.6%	65.7%
International	68.9%	N/A

(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $923 million as at January 31, 2014 (October 31, 2013 – $971 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

12    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The current European exposure is provided below:

	As at
	January 31, 2014						October 31 2013
	Loans and loan equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Security Finance Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure
Gross exposures	$8,479	$1,899	$9,500	$11,292	$779	$31,949	$27,749
Less: Undrawn commitments	–	–	9,500	–	–	9,500	8,370
Net funded exposure	$8,479	$1,899	$–	$11,292	$779	$22,449	$19,379
(1)	Net of allowances for credit losses of $25. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $2,255 and collateral held against SFT was $10,495.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (81% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	January 31, 2014(1)				October 31, 2013
($ millions)	Sovereign(2)	Bank	Corporate(3)	Total	Total
Greece	$–	$–	$451	$451	$432
Ireland	41	48	422	511	226
Italy	644	426	174	1,244	407
Portugal	–	15	44	59	28
Spain	48	74	313	435	316
Total GIIPS	$733	$563	$1,404	$2,700	$1,409

U.K.	1,316	1,838	5,129	8,283	$6,799
Germany	501	951	839	2,291	2,398
France	1,330	801	827	2,958	2,934
Netherlands	(71)	368	694	991	1,012
Switzerland	–	789	1,232	2,021	1,945
Other	766	615	1,824	3,205	2,882
Total Non-GIIPS	$3,842	$5,362	$10,545	$19,749	$17,970
Total Europe	$4,575	$5,925	$11,949	$22,449	$19,379
Total Europe as at October 31, 2013	$3,540	$4,904	$10,935	$19,379
(1)	Amounts in brackets represent net short positions arising from trading transactions.
(2)	Includes $344 (October 31, 2013 – $170) in exposures to supra-national agencies.
(3)	Corporate includes financial institutions that are not banks.

Scotiabank First Quarter Report 2014    13

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of January 31, 2014, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.7 billion, up from $1.4 billion last quarter.

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $22 million and $19 million in trading book securities. The

Bank was net long securities in sovereign exposures to Italy ($644 million) and Spain ($46 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $426 million, as at January 31, 2014 (October 31, 2013 – $375 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $451 million (October 31, 2013 – $432 million) related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

	As at
	January 31, 2014					October 31, 2013
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total
Greece	$442	$–	$9	$–	$451	$432
Ireland	128	72	249	62	511	226
Italy	340	–	904	–	1,244	407
Portugal	–	–	59	–	59	28
Spain	297	–	132	6	435	316
Total GIIPS	$1,207	$72	$1,353	$68	$2,700	$1,409

U.K.	$4,328	$814	$2,653	$488	$8,283	$6,799
Germany	655	503	1,083	50	2,291	2,398
France	566	113	2,247	32	2,958	2,934
Netherlands	374	68	530	19	991	1,012
Switzerland	1,385	20	592	24	2,021	1,945
Other	1,863	15	1,229	98	3,205	2,882
Total Non-GIIPS	$9,171	$1,533	$8,334	$711	$19,749	$17,970
Total Europe	$10,378	$1,605	$9,687	$779	$22,449	$19,379

Securities exposures to European sovereigns and banks (excluding GIIPS) was $5.6 billion as at January 31, 2014 (October 31, 2013 – $4.4 billion), predominately related to issuers in the United Kingdom, France and Germany. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis.

Undrawn commitments of $9.5 billion (October 31, 2013 – $8.4 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $6.3 billion as at January 31, 2014 (October 31, 2013 – $5.1 billion). As at

January 31, 2014, issued letters of credit with banks amounted to $2.9 billion (October 31, 2013 – $2.9 billion). Unfunded commitments are detailed further by country in the table on page 15.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
–	letters of credit or guarantees (included as loan equivalents in the above table) from entities in European countries to entities in countries outside of Europe.

Included in the indirect securities exposure was $303 million related to GIIPS, $137 million to the United Kingdom and $161 million to Germany. Indirect exposure by way of letters of credit totaled $1,899 million at January 31, 2014 (October 31, 2013 – $1,523 million), of which $40 million (October 31, 2013 – $69 million) was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk

14    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $461 million (October 31, 2013 – $680 million).

	Undrawn commitments		Indirect exposure
($ millions)	January 31 2014	October 31 2013	January 31 2014	October 31 2013
Greece	$–	$–	$–	$–
Ireland	76	68	4	18
Italy	75	74	12	21
Portugal	–	–	–	–
Spain	182	294	327	209
Total GIIPS	$333	$436	$343	$248
U.K.	$4,916	$4,043	$869	$524
Germany	830	782	305	370
France	772	647	312	273
Netherlands	1,029	845	236	172
Switzerland	575	548	235	229
Other	1,045	1,069	274	288
Total Non-GIIPS	$9,167	$7,934	$2,231	$1,856
Total Europe	$9,500	$8,370	$2,574	$2,104

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at January 31, 2014, the Bank had no CDS protection on the funded exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2014	October 31 2013	January 31 2013
Credit spread plus
Interest rate(1)	$12.4	$11.7	$10.1
Credit spread	8.3	7.5	7.7
Interest rate	9.1	8.5	9.8
Equities	2.6	3.0	1.9
Foreign exchange	1.1	1.6	1.1
Commodities	2.3	2.7	3.5
Debt specific	15.6	14.4	13.8
Diversification effect	(14.1)	(15.5)	(13.0)
All Bank VaR	$19.8	$17.9	$17.4
All Bank Stressed VaR	$34.3	$33.0	$34.8
(1)	Credit spread plus interest rate was labelled as interest rate previously. Additional granularity is now added to include credit spread and interest rate VaR separately as well as aggregated.

In the first quarter of 2014, the average one-day total VaR was $19.8 million, an increase from $17.9 million in the previous quarter. The increase was due to both higher debt specific risk and higher general market risk VaR. The debt specific risk increase was caused by increased credit exposure while the general market risk increase was due to interest rate trading.

The average one-day total Stressed VaR during the quarter was $34.3 million, up from $33.0 million in the previous quarter due to higher stressed debt specific risk. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis following the collapse of Lehman Brothers.

There were two trading loss days in the first quarter compared to one in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Scotiabank First Quarter Report 2014    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default, as well as the potential for indirect losses that may arise from a default event; and

•	Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade, as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon.

Validation of new models

Prior to the implementation of new market risk capital models, substantial validation and testing is conducted. Validation is conducted when a model is initially developed and when any significant changes are made to a model. Models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier re-validation due to significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions;
•	The use of hypothetical portfolios to ensure that models are able to capture concentration risk that may arise in an undiversified portfolio.

Market risk linkage to balance sheet

Trading assets and liabilities are marked to market daily and included in traded risk measures such as VaR. Derivatives risk related to Global Banking & Market activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-traded risk category. A comparison of balance sheet items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to balance sheet of the Bank

As at January 31, 2014	Market Risk Measure

($ millions)	Consolidated balance sheet	Trading risk	Non-trading risk	Primary risk sensitivity of non-traded risk
Precious metals	$7,571	$7,571	$–	n/a
Trading assets	112,975	112,975	–	n/a
Financial assets designated at fair value through profit or loss	114	–	114	Interest rate
Derivative financial instruments	30,391	28,304	2,087	Interest rate, FX, equity
Investment securities	37,893	–	37,893	Interest rate, equity
Loans	414,821	–	414,821	Interest rate, FX
Assets not subject to market risk(1)	179,070	–	–	n/a
Total assets	$782,835	$148,850	$454,915
Deposits	539,599	–	539,599	Interest rate, FX, equity
Obligations related to securities sold short	27,106	27,106	–	n/a
Derivative financial instruments	32,111	30,646	1,465	Interest rate, FX
Trading liabilities(2)(3)	4,646	4,646	–	n/a
Retirement benefit liabilities	1,614	–	1,614	Interest rate, credit spread
Liabilities not subject to market risk(4)	130,400	–	–	n/a
Total liabilities	$735,476	$62,398	$542,678
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Includes financial liabilities designated at fair value through profit or loss.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

16    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2013	Market Risk Measure

($ millions)	Consolidated balance sheet	Trading risk	Non-trading risk	Primary risk sensitivity of non-traded risk
Precious metals	$8,880	$8,880	$–	n/a
Trading assets	96,489	96,489	–	n/a
Financial assets designated at fair value through profit or loss	106	–	106	Interest rate
Derivative financial instruments	24,503	23,147	1,356	Interest rate, FX, equity
Investment securities	34,319	–	34,319	Interest rate, equity
Loans	402,215	–	402,215	Interest rate, FX
Assets not subject to market risk(1)	177,132	–	–	n/a
Total assets	$743,644	$128,516	$437,996
Deposits	$518,061	$–	$518,061	Interest rate, FX, equity
Obligations related to securities sold short	24,977	24,977	–	n/a
Derivative financial instruments	29,267	28,262	1,005	Interest rate, FX
Trading liabilities(2)(3)	3,622	3,622	–	n/a
Retirement benefit liabilities	1,548	–	1,548	Interest rate, credit spread
Liabilities not subject to market risk(4)	120,782	–	–	n/a
Total liabilities	$698,257	$56,861	$520,614
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Includes financial liabilities designated at fair value through profit or loss.
(3)	Gold and silver certificates and bullion included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the condensed interim consolidated financial statements and in Note 38 of the audited consolidated financial statements in the Bank’s 2013 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The

Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Scotiabank First Quarter Report 2014    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes, trading securities, which are primarily held by Global Banking & Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2014, unencumbered liquid assets were

$174 billion, compared to $170 billion as at October 31, 2013. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 68% and 32%, respectively (October 31, 2013 – 68% and 32%, respectively). The increase in liquid assets was mainly attributable to growth in cash and deposits with central banks. Included in liquid assets are mortgage-backed securities which for accounting purposes are classified as residential mortgage loans.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at January 31, 2014. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2014
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Total unencumbered liquid assets(1)
				Pledged as collateral	Other(2)	Available as collateral	Other
Cash and deposits with central banks	$47,806	$–	$47,806	$–	$7,307	$40,499	$–
Deposits with financial institutions	7,515	–	7,515	–	805	6,710	–
Precious metals	7,571	–	7,571	–	–	7,571	–
Securities
Canadian government obligations	31,870	10,855	42,725	32,830	–	9,895	–
Foreign government obligations	39,583	41,380	80,963	64,568	–	16,395	–
Other securities	56,462	34,513	90,975	33,715	–	57,260	–
Loans
NHA mortgage-backed securities(3)	44,257	–	44,257	9,575	–	34,682	–
Call and short loans	1,090	–	1,090	–	–	1,090	–
Total	$236,154	$86,748	$322,902	$140,688	$8,112	$174,102	$–

	As at October 31, 2013
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Total unencumbered liquid assets(1)
				Pledged as collateral	Other(2)	Available as collateral	Other
Cash and deposits with central banks	$44,097	$–	$44,097	$–	$7,509	$36,588	–
Deposits with financial institutions	9,240	–	9,240	–	1,626	7,614	–
Precious metals	8,880	–	8,880	–	54	8,826	–
Securities
Canadian government obligations	28,667	8,231	36,898	23,007	–	13,891	–
Foreign government obligations	30,903	38,327	69,230	53,809	–	15,421	–
Other securities	49,573	34,808	84,381	32,292	–	52,089	–
Loans
NHA mortgage-backed securities(3)	45,546	–	45,546	10,810	–	34,736	–
Call and short loans	887	–	887	–	–	887	–
Total	$217,793	$81,366	$299,159	$119,918	$9,189	$170,052	–
(1)	Total unencumbered liquid assets equate to total liquid assets less encumbered liquid assets.
(2)	Assets which are restricted from being used to secure funding for legal or other reasons.
(3)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.

18    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2014	October 31 2013
Bank of Nova Scotia (Parent)	$129,059	$126,376
Bank domestic subsidiaries	23,639	21,288
Bank foreign subsidiaries	21,404	22,388
Total	$174,102	$170,052

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (88%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

Asset encumbrance

As at January 31, 2014				Encumbered assets		Unencumbered assets

($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Liquid assets (refer to liquid asset table on page 18 for details)	$236,154	$86,748	$322,902	$140,688	$8,112	$174,102	$–
Other investment securities	9,675	4,957	14,632	2,989	–	–	11,643
Loans	381,272	–	381,272	12,257	28,711	10,188	330,116
Other financial assets(4)	131,187	(74,334)	56,853	2,794	–	–	54,059
Non-financial assets	24,547	–	24,547	–	–	–	24,547
Total	$782,835	$17,371	$800,206	$158,728	$36,823	$184,290	$420,365

As at October 31, 2013(5)				Encumbered assets		Unencumbered assets

($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Liquid assets (refer to liquid asset table on page 18 for details)	$217,793	$81,366	$299,159	$119,918	$9,189	$170,052	$–
Other investment securities	9,462	4,286	13,748	2,491	–	–	11,257
Loans	366,942	–	366,942	9,821	30,802	10,135	316,184
Other financial assets(4)	123,954	(70,341)	53,613	2,938	–	–	50,675
Non-financial assets	25,637	–	25,637	–	–	–	25,637
Total	$743,788	$15,311	$759,099	$135,168	$39,991	$180,187	$403,753
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Liquid securities received as collateral against other financial assets are included in the liquid assets line above.
(5)	Prior period amounts have been restated to conform with current period presentation.

Scotiabank First Quarter Report 2014    19

MANAGEMENT’S DISCUSSION & ANALYSIS

As of January 31, 2014 total encumbered assets of the Bank were $196 billion (October 31, 2013 – $175 billion). Of the remaining $605 billion (October 31, 2013 – $584 billion) of unencumbered assets, $184 billion (October 31, 2013 – $180 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide additional $484 million or $581 million collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes, are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

In January 2013 the Basel Committee on Banking Supervision (BCBS) finalized its international framework on Liquidity Coverage Ratio (LCR) requirements. Subsequently, in November 2013, OSFI released its draft Liquidity Adequacy Requirements (LAR) which contains its proposed rules for Canadian Banks including LCR and the Net Cumulative Cash Flow (NCCF). The LCR and NCCF are scheduled for implementation in January 2015.

In January 2014, BCBS released its latest consultative document on the Net Stable Funding Ratio (NSFR) which has not been finalized. NSFR implementation is expected in January 2018. The Bank continues to monitor developments related to liquidity requirements.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuance.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $229 billion as at January 31, 2014 (October 31, 2013 – $224 billion). The increase since October 31, 2013, was due primarily to personal deposits and internal capital generation. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding.

Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $114 billion (October 31, 2013 – $110 billion). Longer term wholesale debt issuances includes medium term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the securitization of both Canadian insured residential mortgages through CMHC securitization programs, and of

20    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

unsecured personal lines of credits through the Bank’s $7 billion Hollis Receivables Term Trust II Shelf program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

In the U.S., short-term wholesale debt is raised through the issuance of negotiable certificates of deposit and commercial paper programs. The Bank’s Medium Term Notes Program is used to raise longer-term wholesale debt in the U.S. Internationally, the Bank generates short-term wholesale debt through negotiable certificates of deposit in various currencies as well as an Australian commercial paper program. Term wholesale debt is raised internationally across a variety of currencies by a European Medium Term Note Program as well as a Global Covered Bond Program (issuance to date has been in U.S. and Australian dollars).

The table below provides the remaining contractual maturities of wholesale funding sources. The products are aligned to Enhanced Disclosure Task Force (EDTF) recommended categories for comparability with other banks. In the Statement of Financial Position, unless separately disclosed, most sources are included in Business & Government Deposits.

Wholesale funding sources(1)

	As at January 31, 2014

($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	6,584	1,765	859	376	201	9,785	104	129	–	10,018
Bearer deposit notes, commercial paper and certificate of deposits	16,148	25,990	28,110	11,068	7,143	88,459	7,140	737	127	96,463
Asset-backed commercial paper(3)	5,711	1,852	111	–	–	7,674	–	–	–	7,674
Medium term notes and deposit notes	197	2,663	2,043	1,491	9,239	15,633	9,195	31,790	4,281	60,899
Asset-backed securities	–	–	–	–	2	2	874	852	595	2,323
Covered bonds	45	–	–	11	2,227	2,283	4,176	7,270	39	13,768
Mortgage securitization(4)	1,000	2,481	1,328	1,369	616	6,794	3,135	9,681	4,876	24,486
Subordinated debentures(5)	25	16	37	18	4	100	–	108	5,876	6,084
Total wholesale funding sources	29,710	34,767	32,488	14,333	19,432	130,730	24,624	50,567	15,794	221,715

Of Which:
Unsecured funding	22,954	30,434	31,049	12,953	16,587	113,977	16,439	32,764	10,284	173,464
Secured funding	6,756	4,333	1,439	1,380	2,845	16,753	8,185	17,803	5,510	48,251

	As at October 31, 2013

($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	7,304	1,104	615	292	364	9,679	90	111	42	9,922
Bearer deposit notes, commercial paper and certificate of deposits	12,666	31,061	26,376	5,183	6,055	81,341	8,274	930	125	90,670
Asset-backed commercial paper(3)	4,205	1,738	83	–	–	6,026	–	–	–	6,026
Medium term notes and deposit notes	486	3,426	2,493	2,116	1,487	10,008	14,275	27,448	3,128	54,859
Asset-backed securities	–	–	–	–	–	–	931	791	71	1,793
Covered bonds	16	999	42	–	10	1,067	5,998	6,809	36	13,910
Mortgage securitization(4)	1,750	1,510	3,483	1,327	1,369	9,439	2,482	10,129	5,116	27,166
Subordinated debentures(5)	14	15	17	12	12	70	–	100	5,860	6,030
Total wholesale funding sources	26,441	39,853	33,109	8,930	9,297	117,630	32,050	46,318	14,378	210,376

Of Which:
Unsecured funding	20,470	35,606	29,501	7,603	7,918	101,098	22,639	28,589	9,155	161,481
Secured funding	5,971	4,247	3,608	1,327	1,379	16,532	9,411	17,729	5,223	48,895
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table in Note 20 of the Condensed Interim Consolidated Financial Statements. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Scotiabank First Quarter Report 2014    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $174 billion as at January 31, 2014 (October 31, 2013 –  $170 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

Financial position

The Bank’s total assets at January 31, 2014 were $783 billion, up $39 billion or 5% from October 31, 2013, $17 billion or 2% excluding the impact of foreign currency translation.

Trading assets increased $16 billion from October 31, 2013, due primarily to an increase in trading securities of $15 billion from higher holdings of common equities, U.S. and other foreign government debt including the impact of foreign currency translation of $3 billion.

Investment securities grew by $4 billion due mainly to increased holdings of U.S. government debt and corporate bonds. As at January 31, 2014, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges was $1,004 million, an increase of $24 million from October 31, 2013. The change was due mainly to increases in the values of Canadian government debt and corporate bonds.

Loans increased $13 billion or 3% from October 31, 2013. Excluding the impact of foreign currency translation, loans increased $6 billion or 1%. Residential mortgages increased $1 billion due mainly to growth and foreign exchange translation in Latin America. Personal and credit card loans rose $2 billion, due mainly to growth and foreign exchange translation in Latin America and growth in Canada. Business and government loans were up $10 billion, due primarily to growth and foreign exchange translation in Asia, Latin America and the U.S.

Total liabilities were $735 billion as at January 31, 2014, up $37 billion or 5% from October 31, 2013, $17 billion or 2% excluding the impact of foreign currency translation.

Total deposits increased by $22 billion, including the impact of foreign currency translation of $15 billion. Personal deposits increased by $3 billion due primarily to growth and foreign exchange translation in Latin America. Business and government deposits increased $16 billion due mainly to growth and foreign exchange translation in Canada and the U.S. There was an increase of $3 billion in deposits by financial institutions, due mainly to growth in the U.K.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $10 billion and $2 billion,

respectively. Derivative instrument liabilities increased $3 billion, which was similar to the increase in derivative instrument assets.

Total shareholders’ equity increased $1,972 million from October 31, 2013. This increase was driven by internal capital generation of $860 million, the issuance of common shares of $373 million through the Dividend Reinvestment Plan and the exercise of options. The Bank redeemed $250 million of preferred shares during the quarter.

Accumulated other comprehensive income increased $957 million due primarily to unrealized foreign exchange gains on the Bank’s investments in its foreign operations.

Non-controlling interests in subsidiaries increased $30 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 38 to 46 of the 2013 Annual Report.

Implementation of the Basel III framework

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014.

22    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing

January 1, 2013, through January 1, 2019. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target.

In a March 2013 advisory letter, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In January 2014, the BCBS issued revisions to the Basel III Leverage Ratio framework. Revisions to the framework relate primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: lower credit conversion factors for certain off-balance sheet commitments; further clarification on the treatment for derivatives, related collateral, and securities financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018. OSFI has recently announced that it will discontinue the Asset-to-capital multiple in 2015.

Capital ratios

The Bank’s various regulatory capital amounts consist of the following:

	As at
	January 31 2014		October 31 2013
($ millions)	All-in		All-in
Common Equity Tier 1 capital	$28,499		$26,359
Tier 1 capital	33,742		31,914
Total regulatory capital	40,811		38,841
Total risk-weighted assets	302,070		288,246
Capital ratios:
Common Equity Tier 1 capital	9.4%		9.1%
Tier 1 capital ratio%	11.2%		11.1%
Total capital ratio%	13.5%		13.5%
Assets-to-capital multiple	17.4	x	17.1	x

The Bank continues to maintain a strong capital position. As at January 31, 2014 the CET1, Tier 1 and Total Capital ratios under the Basel III all-in rules were 9.4%, 11.2% and 13.5% (October 31, 2013 – 9.1%, 11.1% and 13.5%), respectively, well above minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $28.5 billion as at January 31, 2014 (October 31, 2013 – $26.4 billion), an increase of $2.1 billion during the quarter, due primarily to:

•	strong internal capital generation of $0.9 billion;
•	common equity issuances of $0.4 billion, through the Bank’s Dividend Reinvestment Program and Share Purchase Plans;
•	net growth of $1.0 billion in accumulated other comprehensive income, mainly due to the favourable impact of foreign currency translation; and
•	a partial offset from the impact of IFRS changes and increases to capital deductions totaling $0.2 billion.

In addition, a $250 million redemption of Series 24 Preferred Shares during the quarter reduced Tier 1 and Total Capital.

Scotiabank First Quarter Report 2014    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Risk-weighted assets (RWA)

RWA increased by $13.8 billion in the first quarter of 2014 to $302.1 billion primarily from increases of:

•	$3.3 billion due to growth in lending across the business segments;

•	$5.0 billion due to methodology and policy changes from the first year reflecting 57% phase-in adoption of the Basel III CVA capital requirements which will increase to 100% by 2019;

•	$8.3 billion due to the impact of foreign currency translation as a result of the Canadian dollar weakening against several currencies;

•	$1.3 billion due to higher Incremental Risk Charge and VaR-based market risk capital;

•	$0.3 billion of operational risk-weighted assets due to organic growth in gross income; and

•	partly offset by a reduction of $4.3 billion due to improvements in the credit quality of the portfolio and model recalibrations based on the Bank’s loss experience.

Common dividend

The Board of Directors, at its meeting on March 3, 2014, approved a dividend of 64 cents per share, an increase of two cents per share. This quarterly dividend applies to shareholders of record as of April 1, 2014 and is payable April 28, 2014.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 9. The methods of determining the fair value of financial instruments are detailed on page 48 of the 2013 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard ISDA master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 69 of the 2013 Annual Report).

Total derivative notional amounts were $3,863 billion as at January 31, 2014, compared to $3,295 billion as at October 31, 2013. The quarterly change was due largely to an increase in the volume of interest rate contracts. The percentage of derivatives held for trading and those held for hedging were generally unchanged. The total notional amount of over-the-counter derivatives was $3,633 billion (October 31, 2013 – $3,082 billion), of which $1,954 billion are settled through central counterparties as at January 31, 2014 (October 31, 2013 – $1,514 billion). The credit equivalent amount, after taking master netting arrangements into account, was $37.0 billion, compared to $32.4 billion in the previous quarter. The change from October 31, 2013 was due largely to a combination of higher volumes and increased market prices for foreign exchange equity and commodity derivative contracts.

Selected credit instruments – publicly known risk items

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 49 of the Bank’s 2013 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures which have substantially remained unchanged from year end.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at January 31, 2014, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $506 million (October 31, 2013 – $548 million). The fair value was $511 million (October 31, 2013 – $535 million). The large quarterly decline was primarily due to disposals in the quarter. None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of

24    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

cash-based CDOs and CLOs held has not changed significantly since October 31, 2013. The change in fair value of cash-based CDOs and CLOs was mainly driven by the tightening of credit spreads.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $23 million as at January 31, 2014 (October 31, 2013 – $30 million). For the three months ended January 31, 2014, the Bank recorded a pre-tax gain of $1 million in net income for changes in fair value of synthetic CDOs and CLOs (first quarter of 2013 – pre-tax gain of $3 million).

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of legacy transactions with clients and other financial institutions. These trading exposures have been hedged and are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

The risk profile of the Bank’s CDOs outstanding has not changed significantly from October 31, 2013.

Other

As at January 31, 2014, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurers and investments in structured investment vehicles.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities and guarantees and other commitments.

The adoption of IFRS 10 has primarily resulted in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments. For a discussion of the impact of these deconsolidations please refer to page 26 under the Changes in accounting policies section.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 46 to 48 of the Bank’s 2013 Annual Report.

Structured entities

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

The Bank’s exposure to the conduits does not give the Bank the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.3 billion as at January 31, 2014 (October 31, 2013 – $4.2 billion). As at January 31, 2014, total commercial paper outstanding for these conduits was $3.0 billion (October 31, 2013 – $3.0 billion). Funded assets purchased and held by these conduits as at January 31, 2014, as reflected at original cost, were $3.0 billion (October 31, 2013 – $3.0 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2013.

Other off-balance sheet arrangements

The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since the year end.

Guarantees and other indirect commitments increased 8% from October 31, 2013. Fees from guarantees and loan commitment arrangements recorded in fee and commission revenues – banking were $116 million for the three months ended January 31, 2014, compared to $108 million in the previous quarter.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank monitors these and other developments and is working to ensure business impacts, if any, are minimized.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S.

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MANAGEMENT’S DISCUSSION & ANALYSIS

approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act for bank holding companies and foreign banking organizations. With respect to foreign banking organizations, the overall intent of the final rule is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. chief risk officer. The Bank is currently reviewing the final rule and the potential impact on its U.S. operations. The effective date is July 2016.

On December 10, 2013, the Federal Reserve approved a final rule implementing Section 619 of Dodd Frank, commonly known as the Volcker Rule. The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. In the final rule, the Federal Reserve extended the conformance period to July 2015. The Bank is currently assessing the impact of the Volcker Rule on its operations and is working to ensure compliance by July 2015.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Except for the changes in accounting policies listed below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements. Note 3 to the Bank’s 2013 annual consolidated financial statements describes the Bank’s significant accounting policies.

Changes in accounting policies

The Bank has adopted the following new and amended accounting standards issued by the IASB that are effective November 1, 2013, with retrospective adjustments to prior periods.

Employee benefits (IAS - 19)

The amended standard IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method previously used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on the Consolidated Statement of Financial Position, with actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). Amounts recorded in OCI are not recycled through the Bank’s Consolidated Statement of Income. In addition, the discount rate used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will change as a result of the changes in actuarial gains and losses.

The amended standard was applied retrospectively and as a result the net benefit liability at November 1, 2011 increased by $149 million. In addition, there was an increase in deferred tax assets (net) of $35 million, and a net decrease in equity of $114 million. The decrease in equity is comprised of a reduction to retained earnings after-tax of $146 million, partially offset by an increase in accumulated other comprehensive income of $32 million. At October 31, 2013, the Bank’s net benefit liability under the old standard was $1,000 million, but increased to $1,549 million under the new standard. The benefit expense under the new standard for fiscal 2013 is $395 million compared to $301 million under the old standard (2012: new standard – $292 million compared to $238 million under the old standard).

Consolidation (IFRS -10)

The new accounting standard, IFRS 10, Consolidated Financial Statements introduces a single, principle-based control model for all entities as a basis for determining which entities are consolidated and set out the requirements for the preparation of consolidated financial statements.

The new standard was applied retrospectively allowing for certain practical exceptions and transitional relief. The adoption of IFRS 10 has resulted primarily in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments. The capital trusts are designed to pass the Bank’s credit risk onto the holder of these securities. As a result, it was determined that the Bank does not have exposure or rights to variable returns from involvement with these entities. The impact of deconsolidation of the capital trusts as at November 1, 2012 and October 31, 2013 was a reclassification of $777 million and $743 million, respectively, from Non-controlling interests capital instrument equity holders to Deposits – Business and government.

Other than this reclassification, the adoption of the new standard did not have a material impact on the Bank’s assets, liabilities or equity.

26    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Joint arrangements (IFRS - 11)

Under the new accounting standard, IFRS 11, Joint Arrangements, the Bank classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Bank’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Bank considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The adoption of this standard has no impact on the Bank’s assets, liabilities and equity.

Fair value measurement (IFRS - 13)

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides additional disclosure requirements for fair value across all IFRS standards. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from November 1, 2013. The adoption of this standard had no impact on the Bank’s assets, liabilities and equity. The Bank has included new disclosures in Note 19 of the condensed interim consolidated financial statements and additional disclosures will be provided in the 2014 annual consolidated financial statements.

Disclosures- offsetting financial assets and financial liabilities (IFRS - 7)

IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities, requires new disclosures on gross amounts receivable and payable from a counterparty that are subject to rights of set off, amounts set off, and the related net credit exposure. These disclosures will be provided in the 2014 annual consolidated financial statements.

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards and interpretations. The Bank is currently assessing the impact of the adoption of these standards on its consolidated financial statements.

There are no updates to the future accounting developments effective after November 1, 2013 as reflected in Note 4 to the Bank’s 2013 annual audited consolidated financial statements.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the quarter ended January 31, 2014, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 88 and 173 of the Bank’s 2013 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic outlook

Global growth is on track to regain increasing momentum. Improving economic performances in many of the advanced economies are leading the way, although adverse weather conditions around the globe appear to be delaying the stronger revival. Activity in the U.K. and the U.S. is being fuelled by a rising trend in consumer spending and home building, while Japan is relying on additional stimulus and increasing net exports. Both Canada and Mexico will benefit from the pick-up in the U.S. and overseas. Canadian export earnings should get a much needed boost from the roughly 7% depreciation in the currency vis-à-vis the U.S. dollar over the past year. Throughout the advanced economies, short-term borrowing costs remain at historically low levels in support of growth.

China is expected to remain the top international performer, though its growth has slowed as policymakers have enacted reforms to rein in strong credit demands and excess industrial capacity. A number of underperforming developing countries with large current account imbalances such as Turkey, India, and Brazil have had to implement measures to support their weakened economies and currencies. In contrast, nations such as Chile, Peru, Colombia, and Panama continue to record comparatively solid growth performances, supported by sound macroeconomic and institutional policies. Based on its diversified geographic footprint, the Bank is well-positioned to participate in these growth markets.

Scotiabank First Quarter Report 2014    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Effective fiscal 2014, the Bank enhanced its funds transfer pricing methodology that is used to allocate interest income and expense to the business lines. The enhancements included a transfer of higher regulatory liquidity costs, and a reduced interest value for certain deposit types. These enhancements result in reducing the net interest cost in the Other segment and reducing the net interest income in the business segments. These changes have no impact on the Bank’s consolidated results. Prior years amounts have also been retrospectively adjusted for IFRS changes described on page 26. The impact of both these changes on net income attributable to equity holders is presented below:

For the year ended October 31, 2013 ($millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(36)	(13)	(8)	11	3	(43)
Funds transfer pricing methodology changes	(117)	(10)	(57)	(38)	222	–
Total	(153)	(23)	(65)	(27)	225	(43)

For the year ended October 31, 2012 ($millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(29)	2	(6)	(15)	(1)	(49)
Funds transfer pricing methodology changes	(109)	(9)	(44)	(32)	194	–
Total	(138)	(7)	(50)	(47)	193	(49)

The 2014 business results are presented below:

Canadian Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2014	October 31 2013 (2)	January 31 2013	(2)
Business segment income
Net interest income	$1,408	$1,402	$1,326
Net fee and commission revenues	408	387	384
Net income from investments in associated corporations	(1)	(1)	9
Other operating income	22	3	1
Total revenues	1,837	1,791	1,720
Provision for credit losses	134	116	118
Operating expenses	923	923	873
Income tax expense	205	197	190
Net income	$575	$555	$539
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$575	$555	$539
Other measures
Return on economic equity(1)	33.0%	33.4%	34.0%
Average assets ($ billions)	$277	$276	$267
Average liabilities ($ billions)	$195	$194	$185
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.

Q1 2014 vs Q1 2013

Canadian Banking reported record net income attributable to equity holders of $575 million, an increase of $36 million or 7% from the same period last year driven by growth in assets and deposits, an increase in the margin, and the full quarter impact of the acquisition of ING DIRECT. Partly offsetting were higher operating expenses and provision for credit losses.

Average assets rose $10 billion or 4% from the same quarter last year. The growth reflected $7 billion or 4% in residential mortgages, $5 billion or 10% in personal loans and credit cards, mainly from consumer auto lending, and $1 billion or 5% in business loans and acceptances. Partly offsetting was a decrease in securities of $3 billion.

Average liabilities increased $10 billion or 5%. Adjusting for the full quarter’s impact of ING DIRECT, retail banking experienced solid growth in chequing accounts of $1 billion or 7% and high interest savings deposits of $4 billion or 10%. There was also growth of $1 billion or 4% in small business and commercial banking business operating accounts. This was partially offset by a decline in GICs of $3 billion or 5%.

Total revenues increased $117 million or 7% from the same period last year, with growth in net interest income, net fee and commission revenues and other operating income.

Net interest income of $1,408 million was up $82 million or 6% from the same period last year. This was driven by asset and deposit growth and a five basis point increase in the margin to 2.07%. The margin increase was primarily driven by higher mortgage spreads and strong growth in consumer auto lending and credit card products.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Net fee and commission revenues increased $24 million or 6% from the same quarter last year, primarily due to an increase in card revenues and strong growth in other categories such as fees from mutual fund sales.

Other operating income increased $21 million reflecting higher gains on investment securities.

The provision for credit losses was $134 million, up from $118 million in the same quarter last year, due to higher provi-

sions in retail portfolios and, to a lesser extent, in commercial portfolios.

Operating expenses were up $50 million or 6%, primarily related to increased compensation, advertising, loyalty and premises costs, and the full quarter’s impact of the acquisition of ING DIRECT.

Q1 2014 vs Q4 2013

Quarter over quarter, net income attributable to equity holders increased $20 million or 4% primarily due to 3% total revenue growth partially offset by a higher provision for credit losses.

Average assets rose $1 billion from last quarter, mainly reflecting solid growth in personal loans of $1 billion or 2%, primarily from consumer auto lending. Growth in residential mortgages was offset by the run-off of ING DIRECT’s broker originated and white label mortgages.

Average liabilities increased $1 billion or 1% from last quarter, mainly due to growth in high interest savings deposits.

Total revenues increased $46 million or 3% quarter over quarter.

Net interest income of $1,408 million was $6 million higher than the previous quarter, due mainly to a one basis point improvement in the margin to 2.07%. Solid asset growth was offset by the run-off in the ING mortgage portfolio.

Net fee and commission revenues increased by $21 million or 5%, due primarily to higher revenues from cards and foreign exchange transactions and growth in fees from mutual fund sales.

Other operating income increased $19 million reflecting higher gains on investment securities.

The provision for credit losses was $134 million, up from $116 million in the previous quarter due to higher provisions in retail portfolios and, to a lesser extent, in commercial portfolios.

Operating expenses remained flat compared to last quarter.

International Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2014	October 31 2013	(2)	January 31 2013	(2)
Business segment income
Net interest income	$1,303	$1,223		$1,196
Net fee and commission revenues	367	377		334
Net income from investments in associated corporations	117	109		132
Other operating income	66	112		91
Total revenues	1,853	1,821		1,753
Provision for credit losses	219	207		186
Operating expenses	1,084	1,032		979
Income tax expense	108	127		127
Net income	$442	$455		$461
Net income attributable to non-controlling interests in subsidiaries	$41	$45		$50
Net income attributable to equity holders of the Bank	$401	$410		$411
Other measures
Return on economic equity(1)	12.7%	13.4%		13.8%
Average assets ($ billions)	$137	$126		$115
Average liabilities ($ billions)	$86	$80		$76
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.

Q1 2014 vs Q1 2013

International Banking reported net income attributable to equity holders of $401 million, down $10 million or 2% from the same quarter last year. Revenues from strong loan and deposit growth, primarily in Latin America and Asia, were more than offset by a decline in net interest margins, lower contributions from associated corporations and higher provisions for credit losses and expenses.

Average assets were $137 billion, up $22 billion or 19% from the same period last year. This was due primarily to strong retail and commercial loan growth of 14% and 19%, respectively, or 10% and 13% adjusting for foreign exchange translation. Underlying retail loans grew 16% in Latin America,

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MANAGEMENT’S DISCUSSION & ANALYSIS

and 2% in Caribbean & Central America. Underlying commercial loan growth was driven primarily by increases of 28% in Asia, and 10% in Latin America. Low-cost deposit growth was 12% (or 8% adjusted for foreign currency translation) with strong growth in Latin America.

Total revenues of $1,853 million increased $100 million or 6% driven by good growth in net interest income, higher banking fees and the positive impact of foreign currency translation. This growth was partly offset by a decline in the interest margin and lower contributions from associated corporations.

Net interest income of $1,303 million increased $107 million or 9% driven by the strong loan and deposit growth in Latin America and Asia, the acquisition of Credito Familiar, and the positive impact of foreign currency translation, offset by a decline in the net interest margin. Net interest margins decreased 6% driven by the lowering of interest rates in key markets, regulation changes and a shift in asset mix.

Net fee and commission revenue increased $33 million or 10% to $367 million largely from higher transaction and foreign exchange fees in Latin America.

Net income from investments in associated corporations at $117 million, was down $15 million or 11% largely from lower contributions from Thanachart Bank in Thailand and Banco del Caribe in Venezuela partly offset by a higher contribution from Bank of Xi’an in China.

Other operating income decreased $25 million or 27% to $66 million primarily due to negative changes in the fair value of financial instruments used for foreign currency hedging purposes.

The provision for credit losses was $219 million compared to $186 million in the same period last year. Higher retail provisions in Mexico and commercial provisions in Colombia were somewhat offset by lower retail and commercial provisions in the Caribbean. The provision for credit loss ratio remained stable. Included in the current period’s provision for credit losses is an additional $8 million net charge, as actual losses exceeded the credit mark taken on the acquired loans in Banco Colpatria. This compares to the net benefit of $19 million recognized last year from the net release of the credit mark on the acquired portfolio in excess of actual losses.

Operating expenses of $1,084 million were up $105 million or 11% versus the same period last year. This included the unfavourable impact of foreign currency translation and the acquisition of Credito Familiar. Underlying expenses increased $68 million or 7% largely from higher compensation-related expenses and inflation.

The effective tax rate was 19.6% down slightly from 21.5% in the same quarter last year due to tax benefits in Latin America.

Q1 2014 vs Q4 2013

Net income attributable to equity holders was $401 million, down from $410 million last quarter, which included a $25 million after-tax gain on the sale of a non-strategic business in Peru. Excluding this gain, net income rose $16 million or 4%. This quarter’s results reflected strong loan growth in each region in Latin America and Asia, and a slightly improved net interest margin, partly offset by seasonally higher expenses.

Average assets were $137 billion, up $11 billion or 9% compared to last quarter. This was due primarily to strong retail and commercial loan growth of 4% and 7%, respectively, or 2% and 4% adjusted for foreign currency translation. Underlying retail loan growth was primarily in Latin America, which was up 3%. Underlying commercial loan growth was largely in Latin America and Asia which grew by 3% and 8%, respectively. Low cost deposit growth was 6% (or 4% adjusted for foreign currency translation) with strong growth in Latin America and Asia.

Total revenues of $1,853 million increased $32 million or 2% due to strong growth in net interest income. Partially offsetting was lower other operating income due primarily to a gain on the sale of a non-strategic business in Peru in the previous quarter.

Net interest income increased $80 million or 7% to $1,303 million reflecting strong loan and deposit growth, the positive impact of the foreign currency translation and a modest improvement in net interest margin.

Net fee and commission revenue of $367 million decreased by $10 million due mainly to the previous quarter’s seasonally higher retail banking revenues in Latin America partly offset by increased credit card and commercial fees in the Caribbean.

Net income from investments in associated corporations increased $8 million, or 7%, to $117 million with higher contributions from Thanachart bank in Thailand and Banco del Caribe in Venezuela.

Other operating income decreased $46 million, or 41%, to $66 million. Higher security gains were more than offset by the gain realized in the prior quarter from the sale of a non-strategic business in Peru and negative changes in the fair value of financial instruments used for foreign currency hedging purposes.

The provision for credit losses was $219 million this quarter, up from $207 million in the previous quarter. Higher retail

30    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

provisions in Mexico and commercial provisions in Colombia were somewhat offset by lower commercial provisions in the Caribbean. The provision for credit loss ratio remained stable. Included in the current period’s provision is an additional $8 million net charge, as actual losses exceeded the credit mark taken on the acquired loans in Banco Colpatria. This compares to the net benefit of $6 million recognized last quarter from the net release of the credit mark on the acquired portfolio in excess of actual losses.

Operating expenses of $1,084 million were up $52 million or 5% versus the prior quarter. This included the unfavourable impact of foreign currency translation. Underlying expenses increased $33 million or 3% largely driven by seasonally higher stock-based compensation-related expenses.

The effective tax rate decreased to 19.6% compared to 21.7% last quarter, mainly due to favorable tax benefits in Mexico.

Global Wealth & Insurance	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2014	October 31 2013	(2)	January 31 2013	(2)
Business segment income
Net interest income	$107	$100		$103
Net fee and commission revenues	807	752		683
Net income from investments in associated corporations	63	61		56
Other operating income	113	112		104
Total revenues	1,090	1,025		946
Provision for credit losses	–	–		1
Operating expenses	658	625		573
Income tax expense	92	87		78
Net income	$340	$313		$294
Net income attributable to non-controlling interests in subsidiaries	$13	$11		$9
Net income attributable to equity holders of the Bank	$327	$302		$285
Other measures
Return on economic equity(1)	17.5%	16.2%		16.1%
Assets under administration ($ billions)	$338	$326		$304
Assets under management ($ billions)	$153	$145		$131
Average assets ($ billions)	$16	$15		$14
Average liabilities ($ billions)	$20	$18		$17
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.

Q1 2014 vs Q1 2013

Global Wealth & Insurance reported net income attributable to equity holders of $327 million this quarter, an increase of $42 million or 15% from the same quarter last year. Net income increased due to strong broad-based results in both the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from higher net sales, improved financial market conditions and recent acquisitions of Colfondos in Colombia and AFP Horizonte in Peru.

AUM of $153 billion increased $22 billion or 17% from the same quarter last year, driven by higher net sales, improved financial markets, and the acquisition of AFP Horizonte in Peru. AUA increased $34 billion or 11% to $338 billion driven by new client acquisitions, improved financial markets and the acquisition of AFP Horizonte. AUM and AUA for the Bank’s investment in CI Financial Corp. are not included in these results.

Total revenues increased $144 million or 15% driven by strong growth across the wealth management and insurance businesses and acquisitions. Higher wealth management rev-

enues were driven by strong growth in mutual funds fees, brokerage revenues and international wealth revenues due to higher net sales, improved financial markets and increased trading activity. Total revenue for the quarter was $1,090 million, of which approximately 84% was attributable to wealth management and 16% to insurance, compared to 83% and 17% last year.

Net interest income of $107 million was slightly higher than the same quarter last year due to growth in loans and deposits partly offset by margin compression.

Net fee and commission revenues of $807 million increased by $124 million or 18% mainly due to higher mutual fund fees, brokerage revenues, international wealth and global insurance sales.

Other operating income of $113 million grew by $9 million or 8% due to higher global insurance revenues mainly driven by premium growth. Net income from investments in associated corporations increased by $7 million or 13% from the Bank’s investment in CI Financial Corp.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Operating expenses increased by $85 million or 15% from the same quarter last year mainly due to growth in volume-related expenses and higher remuneration expenses driven by business growth.

The effective tax rate was 21.4% compared to 21.0% last year.

Q1 2014 vs Q4 2013

Quarter over quarter, net income attributable to equity holders was up $25 million or 8%. Net income increased due to strong broad-based results in both the wealth management and insurance businesses and recent acquisitions.

Total revenue grew by $65 million or 6% quarter over quarter, due to higher mutual fund fees, brokerage revenues and insurance revenues.

Quarter over quarter, AUM and AUA increased by $8 billion or 5% and $12 billion or 4%, respectively.

Net interest income increased by $7 million to $107 million this quarter mainly due to growth in deposits.

Net fee and commission revenues of $807 million grew by $55 million or 7% mainly due to wealth management revenues driven by higher mutual fund fees, brokerage revenues and international wealth revenues.

Net income from associated corporations increased by $2 million or 3%.

Operating expenses increased by $33 million or 5% from last quarter mainly due to higher volume-related expenses and performance-based compensation and pension and benefits costs, partly offset by lower acquisition-related costs.

The effective tax rate was 21.4% compared to 21.9% last quarter.

Global Banking & Markets	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2014	October 31 2013 (2)	January 31 2013	(2)
Business segment income
Net interest income	$179	$175	$208
Net fee and commission revenues	369	314	298
Net income from investments in associated corporations	–	–	–
Other operating income	376	365	426
Total revenues	924	854	932
Provision for credit losses	3	(2)	5
Operating expenses	450	400	403
Income tax expense	132	119	136
Net income	$339	$337	$388
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$339	$337	$388
Other measures
Return on economic equity(1)	27.1%	25.4%	30.0%
Average assets ($ billions)	$272	$248	$240
Average liabilities ($ billions)	$205	$191	$175
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.

Q1 2014 vs Q1 2013

Global Banking & Markets reported net income attributable to equity holders of $339 million. The year-over-year decrease of $49 million or 13%, was due to continuing market challenges in certain capital markets businesses and in U.S. lending. This was partly offset by stronger results in lending in Canada and Europe and in investment banking.

Average assets increased $32 billion or 13% from the first quarter of last year. This increase was due mainly to growth of $16 billion in securities purchased under resale agreements,

$6 billion in trading securities and $1 billion in corporate loans and acceptances.

Total revenues this quarter were $924 million, a decline of $8 million or 1% compared to the first quarter of last year.

Net interest income was down $29 million or 14% from the same quarter last year. This was due mainly to lower loan origination fees and reduced lending margins in the U.S. and Canada. This was partly offset by loan growth in Canada and Europe.

32    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Net fee and commission revenue of $369 million rose $71 million or 24% from last year, reflecting increases in credit fees in Canada and Europe, and higher investment banking fees.

Other operating income declined by $50 million or 12% year over year. The majority of the decline was due to lower levels of client activity in fixed income and precious metals, which were partly offset by better results in equities.

The provision for credit losses declined $2 million compared to $5 million in the same quarter last year. In the current quarter, new provisions were attributed entirely to the U.S. portfolio.

Operating expenses were $450 million, up $47 million or 12% from the same period last year due mainly to higher salaries and benefits, technology and support costs. The increase includes the impact of timing of certain expenses.

The effective tax rate was 28.1% up from 25.9% last year, due primarily to higher tax recoveries in the prior year.

Q1 2014 vs Q4 2013

Net income attributable to equity holders increased $2 million or 1% compared to the prior quarter. Stronger results in equities, U.S. and Canadian lending, investment banking, and commodities were mostly offset by a decline in fixed income.

Average assets grew by $24 billion or 10% in the first quarter due to increases of $8 billion in trading securities, $3 billion in securities purchased under resale agreements, $2 billion in corporate loans and acceptances and $1 billion of derivative related assets.

Total revenues were $924 million this quarter, an increase of $70 million or 8% from the prior quarter.

Net interest income was $4 million or 2% higher than the prior quarter, which included a one-time yield adjustment on a specified pool of U.S. loans. Underlying interest decreased as declines in lending margins and lower loan origination fees were partly offset by modest increases in loan volumes across all regions.

Net fee and commission revenue increased $55 million or 18% to $369 million, driven by stronger investment banking fees and higher credit fees in Canada and the U.S.

Other operating income increased by $11 million or 3% from the previous quarter to $376 million. Increases in the commodities, precious metals and foreign exchange businesses were partly offset by lower results in the fixed income business.

The provision for credit losses was $3 million this quarter, compared to a net recovery of $2 million in the prior quarter.

Operating expenses increased by $50 million or 13%. The increase was mainly driven by seasonally higher stock-based compensation costs, as well as higher support costs.

The effective tax rate was 28.1% compared to 25.9% in the previous quarter, mainly due to a higher proportion of income in higher tax jurisdictions.

Other(1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	January 31 2014	October 31 2013 (3)	January 31 2013 (3)
Business segment income
Net interest income(4)	$8	$(26)	$(66)
Net fee and commission revenues	(60)	(47)	(46)
Net income from investments in associated corporations	(44)	(41)	(45)
Other operating income(4)	37	23	(23)
Total revenues	(59)	(91)	(180)
Provision for credit losses	–	–	–
Operating expenses	(10)	(3)	–
Income tax expense(4)	(62)	(104)	(103)
Net income	$13	$16	$(77)
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$13	$16	$(77)
Other measures
Average assets ($ billions)	$75	$83	$93
Average liabilities ($ billions)	$225	$220	$236
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.
(4)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended January 31, 2014 ($80), October 31, 2013 ($77), and January 31, 2013 ($74) to arrive at the amounts reported in the Consolidated Statement of Income.

Scotiabank First Quarter Report 2014    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $80 million in the first quarter, compared to $74 million in the same period last year and $77 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q1 2014 vs Q1 2013

The Other segment had a net income attributable to equity holders of $13 million in the quarter, compared to a net loss of $77 million last year. The increase in net income was mainly due to higher revenues from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates and higher net gains on investment securities. Partly offsetting were higher taxes this quarter.

Q1 2014 vs Q4 2013

The Other segment had a net income attributable to equity holders of $13 million in the first quarter, compared to net income of $16 million in the prior quarter. The decline was mainly due to higher taxes, mostly offset by positive contributions from asset/liability management activities partly reflecting maturing high-rate debentures and deposits which were replaced with funding at lower rates.

Total	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	January 31 2014	October 31 2013	(2)	January 31 2013	(2)
Business segment income
Net interest income	$3,005	$2,874		$2,767
Net fee and commission revenues	1,891	1,783		1,653
Net income/(loss) from investments in associated corporations	135	128		152
Other operating income	614	615		599
Total revenues	5,645	5,400		5,171
Provision for credit losses	356	321		310
Operating expenses	3,105	2,977		2,828
Income tax expense	475	426		428
Net income	$1,709	$1,676		$1,605
Net income attributable to non-controlling interests in subsidiaries	$54	$56		$59
Net income attributable to equity holders of the Bank	$1,655	$1,620		$1,546
Other measures
Return on equity(1)	15.4%	15.8%		16.8%
Average assets ($ billions)	$777	$748		$729
Average liabilities ($ billions)	$731	$703		$689
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.

34    Scotiabank First Quarter Report 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic highlights	For the three months ended
(Unaudited) ($ millions)	January 31 2014	October 31 2013(1)	January 31 2013(1)
Geographic segment income
Canada	$1,023	$953	$854
United States	92	106	151
Mexico	82	98	79
Peru	87	90	97
Other international	474	457	489
Corporate adjustments	(49)	(28)	(65)
Net income	$1,709	$1,676	$1,605
Average assets ($ billions)
Canada	$454	$437	$424
United States	122	109	102
Mexico	22	22	21
Peru	17	16	14
Other international	152	139	140
Corporate adjustments	10	25	28
	$777	$748	$729
(1)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.

Quarterly Financial Highlights

	For the three months ended
	Jan. 31 2014	Oct. 31 2013	(1)	July 31 2013	(1)	April 30 2013	(1)	Jan. 31 2013	(1)	Oct. 31 2012	(1)	July 31 2012	(1)	April 30 2012	(1)
Total revenue ($ millions)	$5,645	$5,400		$5,515		$5,213		$5,171		$4,851		$5,516		$4,692
Total revenue (TEB(2)) ($ millions)	5,725	5,477		5,594		5,295		5,245		4,925		5,593		4,761
Net income ($ millions)	1,709	1,676		1,747		1,582		1,605		1,502		2,050		1,440
Basic earnings per share ($)	1.33	1.30		1.37		1.23		1.26		1.19		1.70		1.17
Diluted earnings per share ($)	1.32	1.29		1.36		1.22		1.24		1.18		1.68		1.15
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Refer to page 5 for a discussion of non-GAAP measures.

Scotiabank First Quarter Report 2014    35

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at January 31, 2014	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares (1)	$14,889	$0.62	–	1,214,834
Preferred shares
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.184500	2.95	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.162625	2.60	5,961
Preferred shares Series 22(2)(3)(8)	234	0.239375	3.83	9,377
Preferred shares Series 23(2)(3)(9)	66	0.173875	2.78	2,623
Preferred shares Series 24(10)	–	–	–	–
Preferred shares Series 26(2)(3)(11)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(12)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(13)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(14)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(15)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(15)	650	39.01	7.802	650
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(16)(17)				25,602
(1)	Dividends on common shares are paid quarterly. As at February 21, 2014, the number of outstanding common shares and options was 1,214,872 thousand and 25,542 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 26 of the consolidated financial statements in the Bank’s 2013 Annual Report for further details).
(4)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018. Initial dividends were paid on January 29, 2014.
(8)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00. On January 26, 2014, 2,623 thousand of the 12,000 thousand non-cumulative preferred shares Series 22 were converted into non-cumulative preferred shares Series 23.
(9)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019. Initial dividends will be paid on April 28, 2014.
(10)	Preferred shares Series 24 were redeemed on January 26, 2014.
(11)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(12)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(13)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(14)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(15)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 22 of the consolidated financial statements in the Bank’s 2013 Annual Report for further details).
(16)	Included are 567 thousand stock options with tandem stock appreciation rights (Tandem SAR) features.
(17)	During 2013, certain employees voluntarily renounced 2,835 thousand Tandem SARs while retaining their corresponding option for shares.

Further details, including convertibility features, are available in Notes 22, 25, 26 and 28 of the October 31, 2013 consolidated financial statements presented in the Bank’s 2013 Annual Report.

36    Scotiabank First Quarter Report 2014

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2014	October 31 2013	(1)
Assets
Cash and deposits with financial institutions	5	$55,321	$53,338
Precious metals		7,571	8,880
Trading assets
Securities	6(a)	99,583	84,196
Loans	6(b)	11,798	11,225
Other		1,594	1,068
		112,975	96,489
Financial assets designated at fair value through profit or loss		114	106
Securities purchased under resale agreements and securities borrowed		82,435	82,533
Derivative financial instruments		30,391	24,503
Investment securities	7	37,893	34,319
Loans
Residential mortgages		211,062	209,865
Personal and credit cards		77,627	76,008
Business and government		129,493	119,615
		418,182	405,488
Allowance for credit losses	9(b)	3,361	3,273
		414,821	402,215
Other
Customers’ liability under acceptances		11,250	10,556
Property and equipment		2,252	2,214
Investments in associates	10	5,517	5,326
Goodwill and other intangible assets		10,822	10,704
Deferred tax assets		1,970	1,938
Other assets		9,503	10,523
		41,314	41,261
Total assets		$782,835	$743,644
Liabilities
Deposits
Personal	11	$174,124	$171,048
Business and government	11	329,906	313,994
Financial institutions	11	35,569	33,019
		539,599	518,061
Other
Acceptances		11,250	10,556
Obligations related to securities sold short		27,106	24,977
Derivative financial instruments		32,111	29,267
Obligations related to securities sold under repurchase agreements and securities lent		87,960	77,508
Subordinated debentures		5,874	5,841
Other liabilities		31,576	32,047
		195,877	180,196
Total liabilities		735,476	698,257
Equity
Common equity
Common shares		14,889	14,516
Retained earnings		25,928	25,068
Accumulated other comprehensive income (loss)		1,345	388
Other reserves		195	193
Total common equity		42,357	40,165
Preferred shares		3,834	4,084
Total equity attributable to equity holders of the Bank		46,191	44,249
Non-controlling interests in subsidiaries		1,168	1,138
Total equity		47,359	45,387
Total liabilities and equity		$782,835	$743,644
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2014    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2014	October 31 2013	(1)	January 31 2013	(1)
Revenue Interest income
Loans		$4,482	$4,390		$4,296
Securities		234	241		273
Securities purchased under resale agreements and securities borrowed		43	45		54
Deposits with financial institutions		70	65		67
		4,829	4,741		4,690
Interest expense
Deposits		1,566	1,594		1,619
Subordinated debentures		58	71		101
Other		200	202		203
		1,824	1,867		1,923
Net interest income		3,005	2,874		2,767
Fee and commission revenues
Banking	16	940	915		841
Wealth management	16	662	638		597
Underwriting and other advisory		166	121		107
Non-trading foreign exchange		109	103		89
Other		95	86		88
		1,972	1,863		1,722
Fee and commission expenses		81	80		69
Net fee and commission revenues		1,891	1,783		1,653
Other operating income
Trading revenues	17	325	333		354
Net gain on sale of investment securities		142	97		72
Net income from investments in associated corporations		135	128		152
Insurance underwriting income, net of claims		115	116		108
Other		32	69		65
		749	743		751
Total revenue		5,645	5,400		5,171
Provision for credit losses		356	321		310
		5,289	5,079		4,861
Operating expenses
Salaries and employee benefits		1,753	1,565		1,617
Premises and technology		469	485		425
Depreciation and amortization		129	130		127
Communications		102	107		99
Advertising and business development		125	159		99
Professional		108	129		88
Business and capital taxes		75	64		67
Other		344	338		306
		3,105	2,977		2,828
Income before taxes		2,184	2,102		2,033
Income tax expense		475	426		428
Net income		$1,709	$1,676		$1,605
Net income attributable to non-controlling interests in subsidiaries		54	56		59
Net income attributable to equity holders of the Bank		1,655	1,620		1,546
Preferred shareholders		48	53		55
Common shareholders		$1,607	$1,567		$1,491
Earnings per common share (in dollars):
Basic	18	$1.33	$1.30		$1.26
Diluted	18	$1.32	$1.29		$1.24

(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank First Quarter Report 2014

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2014		October 31 2013 (1)	January 31 2013 (1)
Net income	$1,709		$1,676	$1,605
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,656		452	194
Net gains (losses) on hedges of net investments in foreign operations	(803)		(199)	(80)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	22		(1)	(1)
Net gains (losses) on hedges of net investments in foreign operations	(212)		(53)	(22)
	1,043		307	137
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	279		187	100
Reclassification of net (gains) losses to net income(2)	(255)		(133)	32
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	76		31	29
Reclassification of net (gains) losses to net income	(76)		(44)	6
	24		67	97
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	739		9	30
Reclassification of net (gains) losses to net income	(844)		(80)	(24)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	227		13	9
Reclassification of net (gains) losses to net income	(253)		(34)	(8)
	(79)		(50)	5
Net change in remeasurement of employee benefit plan asset and liability:
Remeasurement of employee benefit plan asset and liability	(78)		97	134
Income tax expense (benefit)	(19)		25	38
	(59	)(3)	72 (3)	96 (3)
Other comprehensive income from investments in associates	21		2	7
Other comprehensive income (loss)	950		398	342
Comprehensive income	$2,659		$2,074	$1,947
Comprehensive income attributable to non-controlling interests	$47		$70	$62
Comprehensive income attributable to equity holders of the Bank	2,612		2,004	1,885
Preferred shareholders	48		53	55
Common shareholders	$2,564		$1,951	$1,830

(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Includes amounts related to qualifying hedges.
(3)	Amounts recorded for remeasurements of employee benefits plan assets and liabilities will not be reclassified to the Consolidated Statement of Income.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2014    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)									Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Employee benefits	Share from associates	Other reserves(2)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as reported November 1, 2013	$14,516	$25,315	$(173)	$705	$(42)	$–	$55	$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551
Opening adjustment(3)	–	(247)	–	–	–	(157)	–	–	(404)	–	(404)	(17)	(743)	(1,164)
Restated balances	14,516	25,068	(173)	705	(42)	(157)	55	193	40,165	4,084	44,249	1,138	–	45,387
Net income	–	1,607	–	–	–	–	–	–	1,607	48	1,655	54	–	1,709
Other comprehensive income (loss)	–	–	1,050	24	(79)	(59)	21	–	957	–	957	(7)	–	950
Total comprehensive income	$–	$1,607	$1,050	$24	$(79)	$(59)	$21	$–	$2,564	$48	$2,612	$47	$–	$2,659
Shares issued	373	3	–	–	–	–	–	(18)	358	–	358	–	–	358
Shares redeemed	–	–	–	–	–	–	–	–	–	(250)	(250)	–	–	(250)
Common dividends paid	–	(750)	–	–	–	–	–	–	(750)	–	(750)	–	–	(750)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(48)	(48)	–	–	(48)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(18)	–	(18)
Share-based payments	–	–	–	–	–	–	–	20	20	–	20	–	–	20
Other	–	–	–	–	–	–	–	–	–	–	–	1 (4)	–	1
Balance as at January 31, 2014	$14,889	$25,928	$877	$729	$(121)	$(216)	$76	$195	$42,357	$3,834	$46,191	$1,168	$–	$47,359

Balance as reported November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$–	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Opening adjustment(3)	–	(203)	–	–	–	(714)	–	–	(917)	–	(917)	(20)	(777)	(1,714)
Restated balances	13,139	21,775	(528)	597	(135)	(714)	35	166	34,335	4,384	38,719	946	–	39,665
Net income	–	1,491	–	–	–	–	–	–	1,491	55	1,546	59	–	1,605
Other comprehensive income (loss)	–	–	133	99	4	96	7	–	339	–	339	3	–	342
Total comprehensive income	$–	$1,491	$133	$99	$4	$96	$7	$–	$1,830	$55	$1,885	$62	$–	$1,947
Shares issued	413	1	–	–	–	–	–	(16)	398	–	398	–	–	398
Common dividends paid	–	(676)	–	–	–	–	–	–	(676)	–	(676)	–	–	(676)
Preferred dividends paid	–	–	–	–	–	–	–	–	–	(55)	(55)	–	–	(55)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	–	(13)	–	(13)
Share-based payments	–	–	–	–	–	–	–	21	21	–	21	–	–	21
Other	–	–	–	–	–	–	–	26 (5)	26	–	26	60 (4)	–	86
Balance as at January 31, 2013(3)	$13,552	$22,591	$(395)	$696	$(131)	$(618)	$42	$197	$35,934	$4,384	$40,318	$1,055	$–	$41,373
(1)	Includes undistributed retained earnings of $47 (January 31, 2013 – $37) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (refer to Note 13).
(3)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.
(5)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 13).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

40    Scotiabank First Quarter Report 2014

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2014	January 31 2013 (1)
Cash flows from operating activities
Net income	$1,709	$1,605
Adjustment for:
Net interest income	(3,005)	(2,767)
Depreciation and amortization	129	127
Provisions for credit losses	356	310
Equity-settled share-based payment expense	20	21
Net gain on investment securities	(142)	(72)
Net income from investments in associated corporations	(135)	(152)
Provision for income taxes	475	428
Changes in operating assets and liabilities:
Trading assets	(13,429)	(16,677)
Securities purchased under resale agreements and securities borrowed	3,866	(3,339)
Loans	(6,255)	(5,555)
Deposits	6,655	12,007
Obligations related to securities sold short	1,120	5,811
Obligations related to assets sold under repurchase agreements and securities lent	6,576	14,720
Net derivative financial instruments	(2,266)	(364)
Other, net	3,630	1,128
Dividends received	240	256
Interest received	4,603	4,566
Interest paid	(2,134)	(1,991)
Income tax paid	(499)	(358)
Net cash from/(used in) operating activities	1,514	9,704
Cash flows from investing activities
Interest-bearing deposits with financial institutions	1,232	(6,315)
Purchase of investment securities	(14,208)	(11,167)
Proceeds from sale and maturity of investment securities	11,949	10,804
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	15	(3,214)
Property and equipment, net of disposals	(61)	(64)
Other, net	(116)	(98)
Net cash from/(used in) investing activities	(1,189)	(10,054)
Cash flows from financing activities
Redemption/repayment of subordinated debentures	–	(1,300)
Proceeds from common shares issued	369	292
Redemption of preferred shares	(250)	–
Cash dividends paid	(798)	(731)
Distributions to non-controlling interests	(18)	(13)
Other, net	423	983
Net cash from/(used in) financing activities	(274)	(769)
Effect of exchange rate changes on cash and cash equivalents	214	(6)
Net change in cash and cash equivalents	265	(1,125)
Cash and cash equivalents at beginning of period(2)	5,449	6,036
Cash and cash equivalents at end of period(2)	$5,714	$4,911
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q1 2014

Condensed Interim Consolidated Financial Statements

Page	Note
43	1.	Reporting entity

43	2.	Basis of preparation

43	3.	Significant accounting policies

48	4.	Future accounting developments

48	5.	Cash and deposits with financial institutions

49	6.	Trading assets

50	7.	Investment securities

50	8.	Derecognition of financial assets

51	9.	Impaired loans and allowance for credit losses

53	10.	Investments in associates

54	11.	Deposits

54	12.	Capital management

56	13.	Share-based payments

57	14.	Employee benefits

57	15.	Operating segments

59	16.	Fee and commission revenues

59	17.	Trading revenues

60	18.	Earnings per share

60	19.	Financial instruments

70	20.	Contractual maturities

71	21.	Events after the Consolidated Statement of Financial Position date

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is in line with the requirements of Section 308 of the Bank Act. These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2013.

The condensed interim consolidated financial statements for the quarter ended January 31, 2014 have been approved for issue by the Board of Directors on March 4, 2014.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of structured entities, de facto control of other entities, and provisions. Actual results could differ from these estimates.

3.	Significant accounting policies

Except for the changes in accounting policies listed below, the significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2013. Note 3 to the Bank’s 2013 annual consolidated financial statements describe the Bank’s accounting policies.

Changes in accounting policies

The Bank has retrospectively adopted the following new and amended accounting standards issued by the IASB effective November 1, 2013. Consequently the new accounting policies used by the Bank have been described below.

Employee benefits (IAS -19)

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the discount rate, future compensation, health care costs, mortality, as well as the retirement age of employees. The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for current and prior periods and the fair value of plan assets. Net interest income or expense is calculated by applying the discount rate to the net defined benefit asset or liability. The discount rate is based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations.

Actuarial gains and losses, the effect of the asset ceiling and the change in the return on plan assets are recognized immediately in the Consolidated Statement of Financial Position with a charge or credit to OCI in the period in which they occur. Amounts recorded in OCI are not recycled to the Consolidated Statement of Income. When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. When the benefits of a plan are improved (reduced), the past service cost is recognized in net income in the period of the plan amendment. The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-

retirement benefit plans described above except that actuarial gains and losses are recognized in net income in the period in which they arise.

Defined contribution plans

Certain employees participate in defined contribution pension plans. The costs for such plans are equal to the Bank contributions made to employees’ accounts during the period.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

The amended standard IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method previously used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on the Consolidated Statement of Financial Position, with actuarial gains and losses to be recognized immediately in OCI. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will change in line with changes in the actuarial gains and losses.

The impact of the adoption of the standard on the Consolidated Financial Statements for prior periods is shown in the table at the end of this note.

Consolidation (IFRS - 10)

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or structured entities. The Bank consolidates a subsidiary from the date it obtains control. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. For the Bank to control an entity, all of the three elements of control should be in existence:

•	power over the investee;
•	exposure, or rights, to variable returns from involvement with the investee; and
•	the ability to use power over the investee to affect the amount of the investor’s returns.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Control is presumed when the Bank has an ownership interest of more than 50% of the voting rights in an entity.

The Bank does not control an investee when it is acting as an agent. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf of and for the benefit of another party or parties. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the elements of control has changed. Non-controlling interests are presented within equity in the Consolidated Statement of Financial Position separate from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest and the transaction amount is recorded as an adjustment to retained earnings.

The new accounting standard, IFRS 10, Consolidated Financial Statements replaced the consolidation guidance in IAS 27, Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities. It introduces a single, principle-based control model for all entities as a basis for determining which entities are consolidated and set out the requirements for the preparation of consolidated financial statements.

The standard was applied retrospectively allowing for certain practical exceptions and transitional relief.

The adoption of IFRS 10 has resulted primarily in the deconsolidation of Scotiabank Capital Trust and Scotiabank Tier 1 Trust (together, the “capital trusts”) through which the Bank issues certain regulatory capital instruments. These entities are designed to pass the Bank’s credit risk to the holders of the securities. Therefore the Bank does not have exposure or rights to variable returns from these entities.

The Bank consolidates all structured entities that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

The impact of the deconsolidation on the Consolidated Financial Statements for prior periods is shown in the table at the end of this note.

In conjunction with the adoption of IFRS 10, the Bank has adopted IFRS 12, Disclosure of Interests in Other Entities that broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The relevant incremental disclosures will be included in the 2014 annual consolidated financial statements.

Joint arrangements (IFRS - 11)

A joint arrangement is an arrangement over which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement. Joint control exists only when decisions about the relevant activities, i.e. those that significantly affect the returns of the arrangement, require the unanimous consent of the parties sharing the control of the arrangement. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. For joint operations, the Bank recognizes in relation to its interest in a joint operation:

•	Its assets and liabilities held/incurred jointly
•	Its revenue and expenses incurred jointly arising from the joint operation

For joint ventures, investments are recognized initially at cost and accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and certain other movements in equity of the joint ventures. Investments in joint ventures are evaluated for impairment at the end of each financial reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

Under the new accounting standard, IFRS 11 Joint Arrangements, the Bank classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Bank’s rights to the assets and obligations for the liabilities of the arrangements. The adoption of the new accounting standard has no impact on the Bank’s assets, liabilities and equity.

Fair value measurement (IFRS - 13)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date. The best evidence of fair value for a financial instrument is the quoted price in an active market. When there is no quoted price in an active market, the Bank uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides additional disclosure requirements for fair value across all IFRS standards. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from November 1, 2013. The adoption of the definition of fair value had no impact on the Bank’s assets, liabilities and equity. The Bank has included new disclosures in Note 19 of the condensed interim consolidated financial statements in accordance with IAS 34, Interim Financial Reporting, and additional disclosures will be included in the 2014 annual consolidated financial statements.

Disclosures-offsetting financial assets and financial liabilities (IFRS - 7)

IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities, requires new disclosures on gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The Bank will provide new disclosures to clarify the effect and potential effect of rights of set-off associated with the Bank’s recognized financial assets and liabilities in the 2014 annual consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Summary of impact on adoption of new and amended accounting standards

The following tables summarize the impact of the changes:

As at October 31, 2013 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$34,303	$–	$16	$34,319
Loans – Business and government	119,550	–	65	119,615
Property and equipment	2,228	–	(14)	2,214
Investment in associates	5,294	–	32	5,326
Deferred tax assets	1,780	158	–	1,938
Other assets	10,924	(394)	(7)	10,523
Assets not impacted by changes	569,709	–	–	569,709
Total assets	743,788	(236)	92	743,644
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government	312,487	–	1,507	313,994
Derivative financial instruments	29,255	–	12	29,267
Capital instruments	650	–	(650)	–
Other liabilities	31,896	171	(20)	32,047
Liabilities not impacted by changes	322,949	–	–	322,949
Equity impacted by changing IFRS accounting standards
Retained earnings	25,315	(243)	(4)	25,068
Accumulated other comprehensive income (loss)	545	(157)	–	388
Non-controlling interests
Non-controlling interests in subsidiaries	1,155	(7)	(10)	1,138
Capital instrument equity holders	743	–	(743)	–
Equity not impacted by changes	18,793	–	–	18,793
Total liabilities and equity	$743,788	$(236)	$92	$743,644
Net income for the year ended October 31, 2013	$6,697	$(68)	$(19)	$6,610
Earnings per share
Basic	$5.19			$5.15
Diluted	$5.15			$5.11

As at January 31, 2013 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$38,449	$–	$15	$38,464
Loans – Business and government	115,258	–	95	115,353
Allowance for credit losses	(3,097)	–	(8)	(3,105)
Property and equipment	2,296	–	(41)	2,255
Investment in associates	4,966	–	32	4,998
Deferred tax assets	1,842	297	–	2,139
Other assets	10,565	(264)	(12)	10,289
Assets not impacted by changes	566,082	–	–	566,082
Total assets	736,361	33	81	736,475
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government	307,664	–	2,256	309,920
Derivative financial instruments	32,025	–	20	32,045
Capital instruments	1,374	–	(1,374)	–
Other liabilities	31,791	853	(50)	32,594
Liabilities not impacted by changes	320,543	–	–	320,543
Equity impacted by changing IFRS accounting standards
Retained earnings	22,807	(194)	(22)	22,591
Accumulated other comprehensive income (loss)	212	(618)	–	(406)
Non-controlling interests
Non-controlling interests in subsidiaries	1,073	(8)	(10)	1,055
Capital instrument equity holders	739	–	(739)	–
Equity not impacted by changes	18,133	–	–	18,133
Total liabilities and equity	$736,361	$33	$81	$736,475
Net income for the three months ended January 31, 2013	$1,625	$(15)	$(5)	$1,605
Earnings per share
Basic	$1.27			$1.26
Diluted	$1.25			$1.24

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at November 1, 2012 ($ millions)	Previously reported	Employee benefits IAS 19	Consolidation IFRS 10	Restated
Assets impacted by changing IFRS accounting standards
Investment securities	$33,361	$–	$15	$33,376
Loans – Business and government	111,549	–	99	111,648
Allowance for credit losses	(2,969)	–	(8)	(2,977)
Property and equipment	2,260	–	(42)	2,218
Investment in associates	4,760	–	31	4,791
Deferred tax assets	1,936	337	–	2,273
Other assets	11,572	(242)	(9)	11,321
Assets not impacted by changes	505,575	–	–	505,575
Total assets	668,044	95	86	668,225
Liabilities impacted by changing IFRS accounting standards
Deposits – Business and government	291,361	–	2,256	293,617
Derivative financial instruments	35,299	–	24	35,323
Capital instruments	1,358	–	(1,358)	–
Other liabilities	31,753	1,000	(27)	32,726
Liabilities not impacted by changes	266,894	–	–	266,894
Equity impacted by changing IFRS accounting standards
Retained earnings	21,978	(180)	(23)	21,775
Accumulated other comprehensive income (loss)	(31)	(714)	–	(745)
Non-controlling interests
Non-controlling interests in subsidiaries	966	(11)	(9)	946
Capital instrument equity holders	777	–	(777)	–
Equity not impacted by changes	17,689	–	–	17,689
Total liabilities and equity	$668,044	$95	$86	$668,225
Net income for the year ended October 31, 2012	$6,466	$(41)	$(35)	$6,390
Earnings per share
Basic	$5.31			$5.27
Diluted	$5.22			$5.18

4.	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB issued a number of new or revised standards and interpretations. The Bank is currently assessing the impact of the adoption of these standards on its consolidated financial statements.

There are no updates to the future accounting developments for standards effective after November 1, 2013 as reflected in Note 4 to the Bank’s 2013 annual audited consolidated financial statements.

5.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2014	October 31 2013
Cash and non-interest-bearing deposits with financial institutions	$5,714	$5,449
Interest-bearing deposits with financial institutions	49,607	47,889
Total	$55,321	$53,338

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $4,588 million (October 31, 2013 – $4,510 million).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

	As at
($ millions)	January 31 2014	October 31 2013
Trading securities:
Canadian federal government debt	$13,402	$11,587
Canadian provincial and municipal debt	8,124	6,697
U.S. treasury and other U.S. agencies’ debt	14,490	12,239
Other foreign governments’ debt	10,968	7,275
Common shares	40,326	35,270
Other	12,273	11,128
Total	$99,583	$84,196
Total by currency (In Canadian equivalent):
Canadian dollar	$57,712	$53,589
U.S. dollar	23,389	19,612
Mexican peso	2,219	2,691
Other currencies	16,263	8,304
Total trading securities	$99,583	$84,196

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

	As at
($ millions)	January 31 2014	October 31 2013
Trading loans(1)(2)
U.S.(3)	$5,731	$5,941
Europe(4)	2,697	2,485
Asia Pacific(4)	2,431	1,854
Canada(4)	159	97
Other(4)	780	848
Total	$11,798	$11,225
(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $2,904 (October 31, 2013 – $3,220), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are related to short-term precious metals trading and lending activities.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Investment securities

Investment securities includes held-to-maturity securities of $181 million (October 31, 2013 – $172 million) and available-for-sale securities of $37,712 million (October 31, 2013 – $34,147 million).

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at January 31, 2014
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$6,512	$98	$1	$6,609
Canadian provincial and municipal debt	3,711	26	3	3,734
U.S. treasury and other U.S. agencies’ debt	5,082	8	8	5,082
Other foreign governments’ debt	10,211	93	25	10,279
Bonds of designated emerging markets	97	12	1	108
Other debt	7,605	307	21	7,891
Preferred shares	413	14	65	362
Common shares	2,812	926	91	3,647
Total available-for-sale securities	$36,443	$1,484	$215	$37,712

	As at October 31, 2013
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$7,036	$84	$1	$7,119
Canadian provincial and municipal debt	3,240	27	4	3,263
U.S. treasury and other U.S. agencies’ debt	2,845	4	7	2,842
Other foreign governments’ debt	10,068	96	20	10,144
Bonds of designated emerging markets	116	34	1	149
Other debt	6,665	276	32	6,909
Preferred shares	413	15	44	384
Common shares	2,627	761	51	3,337
Total available-for-sale securities	$33,010	$1,297	$160	$34,147

The net unrealized gain on available-for-sale securities of $1,269 million (October 31, 2013 – $1,137 million) decreases to a net unrealized gain of $1,004 million (October 31, 2013 – $980 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

8.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2014(1)	October 31 2013(1)
Assets
Carrying value of residential mortgage loans	$14,895	$15,832
Other related assets(2)	9,549	11,160
Liabilities
Carrying value of associated liabilities	24,528	27,289
(1)	The fair value of the transferred assets is $24,370 (October 31, 2013 – $26,894) and the fair value of the associated liabilities is $24,908 (October 31, 2013 – $27,577) for a net position of $(538) (October 31, 2013 – $(683)).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2014	October 31 2013
Carrying value of securities associated with:
Repurchase agreements(1)	$79,298	$68,868
Securities lending agreements	29,813	25,609
Total	109,111	94,477
Carrying value of associated liabilities(2)	$88,028	$77,508
(1)	Does not include over-collateralization of assets pledged.
(2)	Carrying value of liabilities for securities lending arrangements only include amounts related to cash collateral received and do not include securities, if any, received as collateral.

9.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at
	January 31, 2014				October 31, 2013
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Business and government	$1,388	$590	(4)	$798	$1,385	$561	(4)	$824
Residential mortgages	1,340	348	(5)	992	1,270	338	(5)	932
Personal and credit cards	1,078	1,035	(5)	43	1,046	994	(5)	52
Total	$3,806	$1,973		$1,833	$3,701	$1,893		$1,808
By geography:
Canada				$342				$363
United States				112				149
Other international				1,379				1,296
Total				$1,833				$1,808
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2014 was $4 (October 31, 2013 – $19).
(2)	Additional interest income of approximately $71 would have been recorded if the above loans had not been classified as impaired (October 31, 2013 – $263).
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Allowance for credit losses for business and government loans is individually assessed.
(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the three months ended January 31, 2014
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$561	$(54)	$29	$51	$3	$590
Collective	2,604	(356)	90	309	8	2,655
Total before FDIC guaranteed loans	3,165	(410)	119	360	11	3,245
FDIC guaranteed loans(1)	108	–	4	(4)	8	116
Total allowances	$3,273	$(410)	$123	$356	$19	$3,361

	As at and for the twelve months ended October 31, 2013
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$461	$(201)	$111	$163	$27	$561
Collective	2,420	(1,268)	332	1,117	3	2,604
Total before FDIC guaranteed loans	2,881	(1,469)	443	1,280	30	3,165
FDIC guaranteed loans(1)	88	–	–	16	4	108
	$2,969	$(1,469)	$443	$1,296	$34	$3,273

Represented by:

	As at
($ millions)	January 31 2014	October 31 2013
Allowance against impaired loans	$1,973	$1,893
Allowance against performing loans(2)	1,272	1,272
Total before FDIC guaranteed loans	3,245	3,165
FDIC guaranteed loans(1)	116	108
	$3,361	$3,273
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance for performing loans is attributable to business and government loans $818 (October 31, 2013 – $953) with the remainder allocated to personal and credit card loans $243 (October 31, 2013 – $129) and residential mortgages $211 (October 31, 2013 – $190).

(c)	Total FDIC guaranteed loans

	As at
($ millions)	January 31 2014	October 31 2013
R-G Premier Bank
Unpaid principal balance	$2,989	$2,929
Fair value adjustments	(490)	(499)
Net carrying value	2,499	2,430
Allowance for credit losses	(116)	(108)
	$2,383	$2,322

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at January 31, 2014, the carrying value of loans guaranteed by FDIC was $2.4 billion (October 31, 2013 – $2.3 billion) with a net receivable of $371 million (October 31, 2013 – $366 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at January 31, 2014(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,298	$447	$205	$1,950
Personal and credit cards	553	319	40	912
Business and government	203	116	163	482
Total	$2,054	$882	$408	$3,344

	As at October 31, 2013(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,248	$496	$180	$1,924
Personal and credit cards	506	241	49	796
Business and government	209	81	172	462
Total	$1,963	$818	$401	$3,182
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loan related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

10.	Investments in associates

The Bank had significant investments in the following associates:

						As at
						January 31 2014	October 31 2013
($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value
CI Financial Corp.(2)	Canada	Wealth Management	36.8%		December 31, 2013	$2,595	$2,577
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%		December 31, 2013	1,990	1,921
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.2%		December 31, 2013	208	191
Bank of Xi’an Co. Ltd.	China	Banking	19.0%	(3)	December 31, 2013	330	291
Banco del Caribe	Venezuela	Banking	26.6%		December 31, 2013	191	156
(1)	Represents the date of the most recent published financial statements; where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at January 31, 2014, the Bank’s investment in CI Financial Corp. was valued at $3,638 (October 31, 2013 – $3,628).
(3)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	January 31, 2014					October 31 2013	(1)
	Payable on demand		Payable after notice	Payable on a fixed date	Total	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$5,009	$4,685	$89,203	$75,227	$174,124	$171,048
Business and government	48,875	17,202	22,993	240,836	329,906	313,994
Financial institutions	2,065	2,437	2,315	28,752	35,569	33,019
Total	$55,949	$24,324	$114,511	$344,815	$539,599	$518,061
Recorded in:
Canada					$354,389	$350,773
United States					84,709	77,685
U.K.					15,616	10,779
Mexico					12,348	11,907
Peru					11,750	10,552
Chile					6,337	5,723
Colombia					6,782	6,578
Other International					47,668	44,064
Total(2)					$539,599	$518,061
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (refer to Note 3).
(2)	Deposits denominated in U.S. dollars amount to $202,481 (October 31, 2013 – $182,271) deposits denominated in Mexican pesos amount to $11,176 (October 31, 2013 – $10,480) and deposits denominated in other foreign currencies amount to $48,636 (October 31, 2013 – $44,616).

Refer to Note 20 for contractual maturities for deposits, which provides maturities less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to two years, two to five years and over five years.

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2014	$34,905	$13,093	$26,180	$75,695	$9,363	$159,236
As at October 31, 2013(2)	$38,844	$12,097	$15,731	$75,451	$7,878	$150,001
(1)	The majority of foreign term deposits are in excess of $100,000.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (refer to Note 3).

12.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the

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Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a five-year period, beginning January 2014.

Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 5 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s Common Equity Tier 1, Tier 1 and Total capital are composed of the following:

As at
January 31, 2014	October 31, 2013(1)
($ millions)	All-in	Transitional	All-in	Transitional
Total common equity	$42,357	$42,357	$40,569	$40,569
Qualifying non-controlling interests in common equity of subsidiaries	487	–	479	–
Goodwill and non-qualifying intangibles, net of deferred tax liabilities	(9,869)	–	(9,772)	–
Threshold related deductions	(3,597)	–	(3,630)	–
Net deferred tax assets (excluding those arising from temporary differences)	(728)	–	(752)	–
Other Common Equity Tier 1 capital deductions(2)	(151)	(3,383)	(535)	(2,548)
Common Equity Tier 1 capital	$28,499	$38,974	$26,359	$38,021
Preferred shares(3)	3,829	3,829	4,084	4,084
Capital instrument liabilities – trust securities(3)	1,398	1,398	1,400	1,400
Other Tier 1 capital adjustments(4)	16	(5,227)	71	(5,484)
Net Tier 1 capital	$33,742	$38,974	$31,914	$38,021
Subordinated debentures, net of amortization(3)	5,874	5,874	5,841	5,841
Other Tier 2 capital adjustments(4)	1,195	(21)	1,086	(504)
Total regulatory capital	$40,811	$44,827	$38,841	$43,358
Total risk-weighted assets	$302,070	$306,465	$288,246	$293,252
Capital ratios
Common Equity Tier 1 capital ratio	9.4%	12.7%	9.1%	13.0%
Tier 1 capital ratio	11.2%	12.7%	11.1%	13.0%
Total capital ratio	13.5%	14.6%	13.5%	14.8%
Assets-to-capital multiple(5)	17.4	x	17.4	x	17.1	x	17.1	x
(1)	Capital measures for 2013 have not been restated for the new IFRS standards as they represent the actual amounts in the period for regulatory purposes.
(2)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (20% in 2014; 0% in 2013) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(3)	Non-qualifying capital instruments are subject to a phase-out over 10 years. Amounts reported for regulatory capital may be less than as reported on the Consolidated Statement of Financial Position.
(4)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries, in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(5)	As prescribed by OSFI, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

The Bank substantially exceeded the OSFI capital target as at January 31, 2014. OSFI has also prescribed an asset-to-capital leverage multiple and the Bank was in compliance with this threshold as at January 31, 2014.

13.	Share-based payments

During the quarter, the Bank granted 3,241,684 options with an exercise price of $63.98 per option and a weighted average fair value of $8.85 to selected employees, under the terms of the Employee Stock Option Plan.

The Bank recorded an increase to equity – other reserves of $20 million for the three months ended January 31, 2014 (October 31, 2013 – $4 million; January 31, 2013 – $21 million) as a result of equity – classified share-based payment expense.

Renouncement of Tandem SARs

During the first quarter 2013, certain employees voluntarily renounced 2,835,008 tandem stock appreciation rights (Tandem SARs) while retaining their corresponding option for shares. As a result, the stock options are not required to be re-valued and the accrued liability of $36 million and related deferred tax asset of $10 million were reclassified to equity, resulting in a net increase to equity – other reserves of $26 million. The remaining 567,007 outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	January 31 2014	October 31 2013(2)	January 31 2013(2)	January 31 2014	October 31 2013(2)	January 31 2013(2)
Defined benefit service cost	$64	$61	$61	$9	$9	$14
Interest on net defined benefit (asset) liability	1	11	11	14	13	13
Other	2	–	2	1	(5)	(1)
Defined benefit expense	$67	$72	$74	$24	$17	$26
Defined contribution expense	$5	$5	$5	n/a	n/a	n/a
Increase (decrease) in other comprehensive income related to employee benefits	$(84)	$123	$144	$6	$(26)	$(10)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards (refer to Note 3).
(3)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth & Insurance and Global Banking & Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s 2013 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

Effective fiscal 2014, the Bank enhanced its funds transfer pricing methodology that is used to allocate interest income and expense to the business lines. The enhancements included a transfer of higher regulatory liquidity costs, and a reduced interest value for certain deposit types. These enhancements result in reducing the net interest cost in the Other segment and reducing the net interest income in the business segments. These changes have no impact on the Bank’s consolidated results. Prior year’s amounts have also been retrospectively adjusted for IFRS changes described starting on page 26. The impact of both these changes on net income attributable to equity holders is presented below:

For the year ended October 31, 2013 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(36)	(13)	(8)	11	3	(43)
Funds transfer pricing methodology changes	(117)	(10)	(57)	(38)	222	–
Total	(153)	(23)	(65)	(27)	225	(43)

For the year ended October 31, 2012 ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other	Total
IFRS changes	(29)	2	(6)	(15)	(1)	(49)
Funds transfer pricing methodology changes	(109)	(9)	(44)	(32)	194	–
Total	(138)	(7)	(50)	(47)	193	(49)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2014
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(2)	Total
Net interest income	$1,408	$1,303	$107	$179	$8	$3,005
Net fee and commission revenues	408	367	807	369	(60)	1,891
Net income from investments in associated corporations	(1)	117	63	–	(44)	135
Other operating income	22	66	113	376	37	614
Total revenues	1,837	1,853	1,090	924	(59)	5,645
Provision for credit losses	134	219	–	3	–	356
Operating expenses	923	1,084	658	450	(10)	3,105
Provision for income taxes	205	108	92	132	(62)	475
Net income	$575	$442	$340	$339	$13	$1,709
Net income attributable to non-controlling interests in subsidiaries	–	41	13	–	–	54
Net income attributable to equity holders of the Bank	$575	$401	$327	$339	$13	$1,655
Average assets ($ billions)	$277	$137	$16	$272	$75	$777
Average liabilities ($ billions)	$195	$86	$20	$205	$225	$731
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($80) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended October 31, 2013(1)
Taxable equivalent basis(2) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(3)	Total
Net interest income	$1,402	$1,223	$100	$175	$(26)	$2,874
Net fee and commission revenues	387	377	752	314	(47)	1,783
Net income from investments in associated corporations	(1)	109	61	–	(41)	128
Other operating income	3	112	112	365	23	615
Total revenues	1,791	1,821	1,025	854	(91)	5,400
Provision for credit losses	116	207	–	(2)	–	321
Operating expenses	923	1,032	625	400	(3)	2,977
Provision for income taxes	197	127	87	119	(104)	426
Net income	$555	$455	$313	$337	$16	$1,676
Net income attributable to non-controlling interests in subsidiaries	–	45	11	–	–	56
Net income attributable to equity holders of the Bank	$555	$410	$302	$337	$16	$1,620
Average assets ($ billions)	$276	$126	$15	$248	$83	$748
Average liabilities ($ billions)	$194	$80	$18	$191	$220	$703
(1)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($77) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2013(1)
Taxable equivalent basis(2) ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(3)	Total
Net interest income	$1,326	$1,196	$103	$208	$(66)	$2,767
Net fee and commission revenues	384	334	683	298	(46)	1,653
Net income from investments in associated corporations	9	132	56	–	(45)	152
Other operating income	1	91	104	426	(23)	599
Total revenues	1,720	1,753	946	932	(180)	5,171
Provision for credit losses	118	186	1	5	–	310
Operating expenses	873	979	573	403	–	2,828
Provision for income taxes	190	127	78	136	(103)	428
Net income	$539	$461	$294	$388	$(77)	$1,605
Net income attributable to non-controlling interests in subsidiaries	–	50	9	–	–	59
Net income attributable to equity holders of the Bank	$539	$411	$285	$388	$(77)	$1,546
Average assets ($ billions)	$267	$115	$14	$240	$93	$729
Average liabilities ($ billions)	$185	$76	$17	$175	$236	$689
(1)	Prior period amounts are retrospectively adjusted to reflect (i) the adoption of new IFRS standards in 2014, and (ii) enhancements to funds transfer pricing methodologies made in 2014.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($74) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

16.	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

	For the three months ended
($ millions)	January 31 2014	October 31 2013	January 31 2013
Banking
Card revenues	$232	$212	$216
Deposit and payment services	289	285	277
Credit fees	271	233	233
Other	148	185	115
Total banking revenues	$940	$915	$841
Wealth management
Mutual funds	$355	$329	$308
Brokerage fees	218	219	202
Investment management and trust	89	90	87
Total wealth management revenues	$662	$638	$597

17.	Trading revenues

The following table presents details of trading revenues.

	For the three months ended
($ millions)	January 31 2014	October 31 2013	January 31 2013
Interest rate and credit	$125	$155	$161
Equities	27	40	15
Commodities	90	60	106
Foreign exchange	75	50	55
Other	8	28	17
Revenue from trading operations	$325	$333	$354
.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Earnings per share

	For the three months ended
($ millions)	January 31 2014	October 31 2013	(1)	January 31 2013	(1)
Basic earnings per common share
Net income attributable to common shareholders	$1,607	$1,567		$1,491
Average number of common shares outstanding (millions)	1,209	1,204		1,186
Basic earnings per common share(2) (in dollars)	$1.33	$1.30		$1.26
Diluted earnings per common share
Net income attributable to common shareholders	$1,607	$1,567		$1,491
Adjustments to net income due to:(3)
Capital instruments	–	–		9
Share-based payment options and others	2	(5)		(3)
Adjusted income attributable to common shareholders	$1,609	$1,562		$1,497
Average number of common shares outstanding (millions)	1,209	1,204		1,186
Adjustments to average shares due to:(3) (millions)
Capital instruments	–	–		15
Share-based payment options and others	8	6		3
Average number of diluted common shares outstanding (millions)	1,217	1,210		1,204
Diluted earnings per common share(2) (in dollars)	$1.32	$1.29		$1.24
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).
(2)	Earnings per share calculations are based on full dollar and share amounts.
(3)	Certain grants of tandem stock appreciation rights or options, including obligations of the Bank to purchase non-controlling interests that may, at the Bank’s option, be settled by issuing common shares, were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

During the first quarter 2013, 2,835,008 Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 13). The impact of the renouncement is not material to the diluted earnings per share.

19.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2013.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

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Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	January 31, 2014			October 31 2013
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$266,758	$47,400	$314,158	$300,205
Undrawn commitments	53,292	2,995	56,287	59,789
Other exposures(4)	79,701	3,862	83,563	79,698
Total non-retail	$399,751	$54,257	$454,008	$439,692
Retail
Drawn(5)	$155,653	$43,940	$199,593	$197,279
Undrawn commitments	27,185	–	27,185	26,491
Total retail	$182,838	$43,940	$226,778	$223,770
Total	$582,589	$98,197	$680,786	$663,462
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at January 31, 2014 and October 31, 2013, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2013.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2014, 55% (October 31, 2013 – 55%) of the Canadian banking residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the portfolio is 57% (October 31, 2013 – 57%).

Retail standardized portfolio

The retail standardized portfolio of $44 billion as at January 31, 2014 (October 31, 2013 – $42 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $23 billion (October 31, 2013 – $21 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

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–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	January 31, 2014						October 31, 2013		January 31, 2013
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$50	$83	$133	$(289)	$(227)	$(516)	$97	$(572)	$75	$(597)
– 100 bps	(50)	(92)	(142)	134	255	389	(103)	420	(73)	404
+ 200 bps	$100	$167	$267	$(660)	$(444)	$(1,104)	$194	$(1,242)	$153	$(1,266)
– 200 bps	(104)	(175)	(279)	130	466	596	(200)	691	(145)	691

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

As at January 31, 2014, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $53 million (October 31, 2013 – $47 million, January 31,

2013 – $37 million) in the absence of hedging activity, primarily from exposure to U.S. dollars.

A similar change in the Canadian dollar as at January 31, 2014, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $227 million (October 31, 2013 – $224 million; January 31, 2013 – $189 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 7.

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Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

One-day VaR by risk factor
	For the three months ended			As at	As at
	January 31, 2014			January 31 2014	October 31 2013	January 31 2013
($ millions)	Average	High	Low
Credit spread plus interest rate(1)	$12.4	$22.1	$8.7	$19.2	$10.9	$8.6
Credit spread	8.3	9.8	7.6	9.6	7.6	7.9
Interest rate	9.1	18.1	5.5	14.0	7.4	7.0
Equities	2.6	5.9	1.5	2.4	2.5	1.6
Foreign exchange	1.1	1.9	0.4	0.6	1.5	0.7
Commodities	2.3	3.7	1.6	2.4	3.7	4.9
Debt specific	15.6	20.0	12.2	18.7	14.5	12.9
Diversification effect	(14.1)	N/A	N/A	(17.4)	(15.9)	(11.9)
All-Bank VaR	$19.8	$27.3	$16.0	$25.9	$17.2	$16.8
All-Bank Stressed VaR	$34.3	$38.7	$32.4	$38.7	$33.1	$34.6
(1)	Credit spread plus interest rate was labelled as interest rate previously. Additional granularity is now added to include credit spread and interest rate VaR separately as well as aggregated.

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income. These portfolios include:

•	certain debt and equity investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
•

certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value(1)
	As at		For the three months ended
($ millions)	January 31 2014	October 31 2013	January 31 2014	October 31 2013	January 31 2013
Investment securities – debt	$ 114	$106	$ 1	$1	$4
Deposit note liabilities(2)	182	174	1	(3)	4
(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at January 31, 2014, the Bank was contractually obligated to pay $185 to the holders of the notes at maturity (October 31, 2013 – $176).

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(c) Financial instruments – fair value

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank. The carrying value of non-financial instruments also represents their fair value.

	As at
	January 31, 2014			October 31, 2013(1)
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$55,321	$55,321	$–	$53,338	$53,338	$–
Precious metals	7,571	7,571	–	8,880	8,880	–
Trading assets	112,975	112,975	–	96,489	96,489	–
Financial assets designated at fair value through profit or loss	114	114	–	106	106	–
Securities purchased under resale agreements and securities borrowed	82,435	82,435	–	82,533	82,533	–
Derivative financial instruments	30,391	30,391	–	24,503	24,503	–
Investment securities	37,893	37,893	–	34,319	34,319	–
Loans	418,915	414,821	4,094	404,710	402,215	2,495
Customers’ liability under acceptances	11,250	11,250	–	10,556	10,556	–
Other assets	6,977	6,977	–	8,557	8,557	–
Liabilities:
Deposits	541,661	539,599	(2,062)	520,001	518,061	(1,940)
Acceptances	11,250	11,250	–	10,556	10,556	–
Obligations related to securities sold short	27,106	27,106	–	24,977	24,977	–
Derivative financial instruments	32,111	32,111	–	29,267	29,267	–
Obligations related to securities sold under repurchase agreements and securities lent	87,960	87,960	–	77,508	77,508	–
Subordinated debentures	6,102	5,874	(228)	6,059	5,841	(218)
Other liabilities	20,853	20,633	(220)	26,208	26,208	–
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of the new IFRS standards in 2014 (refer to Note 3).

(d) Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require significant use of unobservable inputs are considered Level 3.

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The following table outlines the fair value hierarchy of instruments carried at recurring fair value.

Recurring fair value measurements

	As at January 31, 2014
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$11,798	$–	$11,798
Canadian federal government	13,402	–	–	13,402
Canadian provincial and municipal debt	–	8,124	–	8,124
US treasury and other US agencies’ debt	14,490	–	–	14,490
Other foreign governments’ debt	9,338	1,630	–	10,968
Corporate and other debt	162	12,080	31	12,273
Income trusts/funds and hedge funds	149	3,785	1,373	5,307
Equity securities	34,775	175	69	35,019
	$72,316	$37,592	$1,473	$111,381
Financial assets designated at fair value through profit or loss
Hedge funds	$–	$19	$22	$41
Corporate and other debt	–	73	–	73
	$–	$92	$22	$114
Investment securities(1)
Canadian federal government debt	$6,368	$241	$–	$6,609
Canadian provincial and municipal debt	1,052	2,682	–	3,734
US treasury and other US agencies’ debt	4,833	242	–	5,075
Other foreign governments’ debt	5,105	4,797	384	10,286
Bonds of designated emerging markets	70	38	–	108
Corporate and other debt	1,056	5,882	801	7,739
Mortgage backed securities	–	118	41	159
Equity securities	2,627	218	1,157	4,002
	$21,111	$14,218	$2,383	$37,712
Derivative financial instruments
Interest rate contracts	$–	$11,845	$114	$11,959
Foreign exchange and gold contracts	–	13,543	–	13,543
Equity contracts	122	1,358	361	1,841
Credit contracts	–	995	10	1,005
Other	620	1,416	7	2,043
	$742	$29,157	$492	$30,391

Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$11,747	$35	$11,782
Foreign exchange and gold contracts	–	11,389	–	11,389
Equity contracts	317	1,469	788	2,574
Credit contracts	–	4,736	17	4,753
Other	536	1,076	1	1,613
	$853	$30,417	$841	$32,111
Obligations related to securities sold short	$24,230	$2,876	$–	$27,106
Financial liabilities designated at fair value through profit or loss	$–	$182	$–	$182
(1)	Excludes investments which are held-to-maturity of $181.

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	As at October 31, 2013(2)
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$11,225	$–	$11,225
Canadian federal government	11,587	–	–	11,587
Canadian provincial and municipal debt	–	6,697	–	6,697
US treasury and other US agencies’ debt	12,239	–	–	12,239
Other foreign governments’ debt	6,183	1,092	–	7,275
Corporate and other debt	219	10,878	31	11,128
Income trusts/funds and hedge funds	163	4,093	1,248	5,504
Equity securities	29,468	214	84	29,766
	$59,859	$34,199	$1,363	$95,421
Financial assets designated at fair value through profit or loss
Hedge funds	$–	$–	$37	$37
Corporate and other debt	–	69	–	69
	$–	$69	$37	$106
Investment securities(1)
Canadian federal government debt	$6,874	$245	$–	$7,119
Canadian provincial and municipal debt	988	2,275	–	3,263
US treasury and other US agencies’ debt	2,622	173	–	2,795
Other foreign governments’ debt	4,406	5,383	402	10,191
Bonds of designated emerging markets	112	37	–	149
Corporate and other debt	1,211	5,083	487	6,781
Mortgage backed securities	–	116	12	128
Equity securities	2,391	217	1,113	3,721
	$18,604	$13,529	$2,014	$34,147
Derivative financial instruments
Interest rate contracts	$–	$11,893	$88	$11,981
Foreign exchange and gold contracts	2	8,846	37	8,885
Equity contracts	242	785	302	1,329
Credit contracts	–	953	13	966
Other	461	874	7	1,342
	$705	$23,351	$447	$24,503
Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$11,772	$15	$11,787
Foreign exchange and gold contracts	1	7,505	–	7,506
Equity contracts	464	2,503	745	3,712
Credit contracts	–	5,039	23	5,062
Other	371	828	1	1,200
	$836	$27,647	$784	$29,267
Obligations related to securities sold short	$22,441	$2,536	$–	$24,977
Financial liabilities designated at fair value through profit or loss	$–	$174	$–	$174
(1)	Excludes investments which are held-to-maturity of $172.
(2)	Prior period amounts are retrospectively adjusted to reflect the adoption of the new IFRS standards in 2014 (refer to Note 3).

Non-recurring fair value measurements

There were no non-recurring measurements during the quarters ended January 31, 2014 and October 31, 2013.

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Level 3 instrument fair value changes

The following table summarizes the changes in Level 3 instruments for the quarter ended January 31, 2014:

	As at January 31, 2014
($ millions)	Fair value, beginning of period		Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI (2)	Purchases	Sales	Transfers into / (out of) Level 3	Fair value, end of period		Change in unrealized gains/(losses) recorded in income for instruments still held
Trading assets
Corporate and other debt	$31		$–	$–	$–	$–	$–	$31		$–
Income trusts/funds and hedge funds(3)	1,285		117	–	10	(17)	–	1,395		117 (3)
Equity securities	84		6	–	–	(21)	–	69		6
	1,400		123	–	10	(38)	–	1,495		123
Investment securities
Other foreign governments’ debt	402		22	(1)	151	(190)	–	384		–
Corporate and other debt	487		10	43	313	(52)	–	801		–
Mortgage backed securities	12		–	–	29	–	–	41		–
Equity securities	1,113		53	(1)	27	(35)	–	1,157		–
	2,014		85	41	520	(277)	–	2,383		–
Derivative financial instruments-assets
Interest rate contracts	88		9	–	17	–	–	114		9
Foreign exchange and gold contracts	37		(7)	–	–	–	(30)	–		–
Equity contracts	302		82	–	1	(34)	10	361		64
Credit contracts	13		(3)	–	–	–	–	10		(3)
Other	7		–	–	–	–	–	7		–
Derivative financial instruments-liabilities
Interest rate contracts	(15)		–	–	(20)	–	–	(35)		–
Equity contracts	(745)		(109)	–	(19)	115	(30)	(788)		(79)
Credit contracts	(23)		3	–	–	3	–	(17)		3
Other	(1)		–	–	–	–	–	(1)		–
	(337	)(4)	(25)	–	(21)	84	(50)	(349	)(4)	(6)
(1)	Trading assets and all derivative financial instrument gains and losses are included in trading revenues and investment securities gains and losses are included in net gain on sale of investment securities.
(2)	Gains and losses for investment securities are presented in the net change in unrealized gains/losses on available-for-sale securities.
(3)	The gain is offset in income by a corresponding change in the value of an Equity Linked Note, that is not reflected in this table.
(4)	Represents a net liability.

The following table summarizes the changes in Level 3 instruments for the quarter ended October 31, 2013(1):

			As at October 31, 2013
($ millions)	Fair value, beginning of period	Gains/(losses) recorded in income(2)	Gains/(losses) recorded in OCI	Purchases	Sales	Transfers into/ (out of) Level 3	Fair value, end of period
Trading assets(3)	$1,540	$17	$–	$–	$(157)	$–	$1,400
Investment securities	1,977	29	14	195	(193)	(8)	2,014
Derivative financial instruments(4)	(308)	(29)	–	65	(46)	(19)	(337)
(1)	Prior period amounts are retrospectively adjusted to reflect the adoption of the new IFRS standards in 2014 (refer to Note 3).
(2)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(3)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(4)	Represents a net liability.

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Level 3 sensitivity analysis

The table below sets out information about significant unobservable inputs used in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

	Valuation technique	Significant unobservable inputs		Range of estimates (weighted average) for unobservable inputs	Changes in fair value from reasonably possible alternatives ($ millions)
Trading assets
Corporate and other debt	Price based Discounted cash flow	Price Expected loss Liquidity discount	(1)	+/-5%	2
Income trusts/funds and hedge funds	Net asset value based	Net asset value	(2)	n/a	n/a
Private equity securities	Net asset value based	Net asset value	(2)	n/a	n/a
Investment securities
Other foreign governments’ debt	Price based	Price	(1)	25 bps- 50 bps of par value 99.64% -100% of par value	1
Corporate and other debt	Price based Discounted cash flow	Price Discount rate Expected loss Liquidity discount Credit spread	(1) (1)	+/- 5% 0 bps - 100 bps (50 bps)	5
Mortgage backed securities	Net asset value Price based	Net asset value Price Liquidity discount	(2)	n/a	n/a
Private equity securities	Market comparable	Enterprise value/EBITDA multiple General Partner	(3)	94.9% - 105%(100%)
		valuations per statements Liquidity discount	(1) (1)	3% - 20%(8%)	43
Derivative financial instruments
Interest rate contracts	Option pricing model	Interest rate Interest rate volatility	(1)	11% - 209%(75%)	5
Equity contracts	Option pricing model	Dividend rate Equity volatility Correlation	(1)	4.6% - 107.9%(35.1%) -77% - 100%(34.4%)	7
Credit contracts	Model based	Tranche par spread Recovery rate Interest rate		6 bps - 60 bps (56 bps)	3
(1)	The effect of changes in this input is significant to the fair value of the financial instrument.
(2)	The valuation of private equity, hedge fund investments and mortgage-backed securities utilize net asset values as reported by fund managers. Net asset values are not considered observable as we cannot redeem these instruments at this value. The range for net asset values per unit or price per share has not been disclosed for these instruments since the valuations are not model-based.
(3)	Earnings before income tax, depreciation and amortization.

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The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. The composition of Level 3 instruments in available-for-sale (AFS), trading and derivatives categories for which sensitivity analyses are performed is provided below.

Included in the Bank’s Level 3 available-for-sale securities are non-quoted equity investments $1,157 million (October 31, 2013 – $1,113 million), illiquid debt instruments comprised of government issued debt held for regulatory purposes $384 million (October 31, 2013 – $402 million) and structured credit investments consisting of collateralized debt obligations $842 million (October 31, 2013 – $499 million). The valuation of non-quoted equity investments utilize net asset values as reported by fund managers.

The unobservable inputs used in the valuation of remaining AFS securities primarily include certain bond yields, the timing and amount of cash flows, liquidity-adjusted prices, discount rates, loss assumptions, general partner valuations and EBITDA multiples. A sensitivity analysis has been performed to determine the potential gain or loss by varying the significant inputs by different percentages for these AFS securities. The impact of applying these other reasonably possible inputs is a potential gain of $49 million and a potential loss of $49 million (October 31, 2013 – potential gain of $3 million and a potential loss of $3 million) recorded through other comprehensive income.

Included in the Bank’s Level 3 trading securities and derivative instruments are equity investments that are not quoted in an active market of $1,442 million (October 31, 2013 – $1,332 million), other debt $31 million (October 31, 2013 – $31 million) and credit derivatives, including certain cross-currency interest rate swaptions and over-the-counter equity option liabilities $349 million (October 31, 2013 – $337 million). Equity investments not quoted in an active market include those investments that are hedged with total return swaps $1,373 million (October 31, 2013 – $1,285 million). A sensitivity analysis of reasonably possible alternative assumptions has not been performed on this portfolio as all changes in value are passed on to the total return swap counterparty.

For the remaining trading securities of $31 million (October 31, 2013 – $31 million) and derivative liabilities of $349 million (October 31, 2013 – $337 million) the unobservable inputs used in the valuation primarily include interest rate volatility, par spread, recovery rate, equity volatility and correlation. A sensitivity analysis has been performed on these valuations by varying the significant inputs by different percentages. For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $17 million and a potential net loss of $17 million (October 31, 2013 – potential net gain of $16 million and a potential net loss of $16 million).

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability.

During the three months ended January 31, 2014, derivative assets of $30 million were transferred from Level 3 to Level 2 and derivative assets of $10 million were transferred to Level 3 from Level 2. Derivative liabilities of $30 million were transferred from Level 2 to Level 3.

During the three months ended October 31, 2013, derivative liabilities of $29 million were transferred from Level 2 to Level 3. Derivative liabilities of $10 million were transferred to Level 2 from Level 3.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

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20.	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2014
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$50,068	$1,289	$294	$70	$68	$49	$62	$6	$10,986	$62,892
Trading assets	5,807	5,467	5,299	3,093	3,478	8,847	19,235	19,913	41,836	112,975
Financial assets designated at fair value through profit or loss	–	–	–	–	–	11	61	–	42	114
Securities purchased under resale agreements and securities borrowed	60,861	14,712	4,042	706	1,964	150	–	–	–	82,435
Derivative financial instruments	1,799	2,563	1,389	1,505	1,383	2,958	8,021	10,773	–	30,391
Investment securities	1,870	1,747	3,678	1,629	1,173	5,718	13,729	4,329	4,020	37,893
Loans	22,705	21,213	26,724	21,945	19,638	77,607	154,571	26,773	43,645	414,821
Residential mortgages	2,884	3,632	10,982	10,537	7,811	54,721	101,739	17,215	1,541	211,062
Personal and credit cards	2,985	1,535	2,619	2,175	1,926	6,729	14,821	4,406	40,431	77,627
Business and government	16,836	16,046	13,123	9,233	9,901	16,157	38,011	5,152	5,034	129,493
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,361)	(3,361)
Customers’ liabilities under acceptances	8,692	2,353	205	–	–	–	–	–	–	11,250
Other assets	–	–	–	–	–	–	–	–	30,064	30,064

Liabilities and equity
Deposits	66,112	55,806	44,396	24,747	32,452	42,592	69,051	9,659	194,784	539,599
Personal	7,505	6,444	8,625	7,053	9,419	17,428	18,536	217	98,897	174,124
Non-personal	58,607	49,362	35,771	17,694	23,033	25,164	50,515	9,442	95,887	365,475
Acceptances	8,692	2,353	205	–	–	–	–	–	–	11,250
Obligations related to securities sold short	189	175	734	5	242	4,043	11,331	8,301	2,086	27,106
Derivative financial instruments	1,620	2,382	1,539	893	1,606	3,512	9,479	11,080	–	32,111
Obligations related to securities sold under repurchase agreements and securities lent	73,983	6,993	1,903	2,581	2,500	–	–	–	–	87,960
Subordinated debentures	–	–	–	–	–	–	–	5,874	–	5,874
Other liabilities	119	179	176	184	232	1,266	3,279	3,018	23,123	31,576
Total equity	–	–	–	–	–	–	–	–	47,359	47,359

Off-Balance sheet commitments
Operating leases	$25	$55	$76	$74	$73	$255	$537	$585	$–	$1,680
Credit commitments(1)	3,314	6,154	11,447	9,526	10,908	13,127	60,651	10,860	5	125,992
Financial guarantees(2)	–	–	–	–	–	–	–	–	27,681	27,681
Outsourcing obligations	21	40	59	59	57	221	396	2	1	856
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

70    Scotiabank First Quarter Report 2014

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2013(3)
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$48,721	$1,173	$163	$44	$13	$66	$40	$10	$11,988	$62,218
Trading assets	5,698	6,588	2,551	2,845	1,722	8,055	16,200	16,495	36,335	96,489
Financial assets designated at fair value through profit or loss	–	–	–	–	–	11	58	–	37	106
Securities purchased under resale agreements and securities borrowed	61,155	12,902	5,735	1,513	1,154	74	–	–	–	82,533
Derivative financial instruments	924	1,712	1,182	764	1,025	2,373	6,766	9,757	–	24,503
Investment securities	1,598	2,883	3,073	2,103	1,235	5,321	11,002	3,383	3,721	34,319
Loans	23,571	20,805	19,196	22,971	20,994	72,664	153,441	25,497	43,076	402,215
Residential mortgages	3,748	4,190	5,967	12,255	10,658	50,964	103,975	16,661	1,447	209,865
Personal and credit cards	4,499	1,337	1,885	2,345	1,827	6,152	13,629	4,326	40,008	76,008
Business and government	15,324	15,278	11,344	8,371	8,509	15,548	35,837	4,510	4,894	119,615
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,273)	(3,273)
Customers’ liabilities under acceptances	8,114	2,312	129	1	–	–	–	–	–	10,556
Other assets	–	–	–	–	–	–	–	–	30,705	30,705

Liabilities and Equity
Deposits	$59,727	$60,296	$46,156	$18,572	$19,540	$50,778	$62,998	$8,123	$191,871	$518,061
Personal	8,693	8,440	8,400	7,900	7,205	17,902	17,051	190	95,267	171,048
Non-personal	51,034	51,856	37,756	10,672	12,335	32,876	45,947	7,933	96,604	347,013
Acceptances	8,114	2,312	129	1	–	–	–	–	–	10,556
Obligations related to securities sold short	406	32	1,009	209	792	3,434	10,601	6,011	2,483	24,977
Derivative financial instruments	1,065	1,812	1,609	1,248	1,128	3,313	9,106	9,986	–	29,267
Obligations related to securities sold under repurchase agreements and securities lent	56,290	14,104	4,256	434	2,419	5	–	–	–	77,508
Subordinated debentures	–	–	–	–	–	–	–	5,841	–	5,841
Other liabilities	406	601	228	192	247	856	3,736	3,009	22,772	32,047
Total equity	–	–	–	–	–	–	–	–	45,387	45,387

Off-Balance sheet commitments
Operating leases	$24	$51	$75	$71	$68	$245	$506	$499	$–	$1,539
Credit commitments(1)	3,042	3,143	9,637	11,671	12,060	11,728	64,194	2,670	5	118,150
Financial guarantees(2)	–	–	–	–	–	–	–	–	26,002	26,002
Outsourcing obligations	20	39	61	59	59	228	445	2	1	914
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(3)	Prior period amounts are retrospectively adjusted to reflect the adoption of new IFRS standards in 2014 (refer to Note 3).

21.	Events after the Consolidated Statement of Financial Position date

Dividend declared

The Board of Directors, at its meeting on March 3, 2014, approved a quarterly dividend of 64 cents per common share. This quarterly dividend applies to shareholders of record as of April 1, 2014, and is payable April 28, 2014.

Approval of interim financial statements

The Board of Directors reviewed the January 31, 2014 condensed interim consolidated financial statements and approved them for issue on March 4, 2014.

Scotiabank First Quarter Report 2014    71

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2014

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7	January 29
April 1	April 28
July 2	July 29
October 7	October 29

Annual Meeting date for fiscal 2013

The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on March 4, 2014, at 8.00 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from March 5, 2014, to March 19, 2014, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4654843#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-1344

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Shareholders (continued):

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.